[LOGO OF UNITED STATIONERS]
                                                              February 21, 1995

Dear Stockholders:

  I am pleased to inform you that United Stationers Inc. (the "Company") has entered into an Agreement and Plan of Merger dated as of February 13, 1995 (the "Merger Agreement") with Associated Holdings, Inc. ("Associated"), pursuant to which Associated has today commenced a cash tender offer (the "Offer") to purchase up to 17,201,839 shares of the common stock, par value $0.10 per share (the "Shares") of the Company representing 92.5% of the currently outstanding Shares at a purchase price of $15.50 per Share, net to the seller in cash, or approximately $266.6 million in the aggregate. The Merger Agreement provides for the making of the Offer which, if consummated, will be followed by a merger of Associated with and into the Company (the "Merger"), with the Company as the surviving entity which will remain public.

  In the Merger, Shares will be converted pursuant to a formula described in the attached materials with the result that any portion of the $266.6 million not paid in the tender offer will be paid with respect to the Shares not tendered in the Offer and a number of Shares equal to 7.5% of the then outstanding Shares will remain outstanding and represent in the aggregate a 20% common stock interest on a fully diluted basis in the Company as the surviving company in the Merger.

  YOUR BOARD OF DIRECTORS (WITH ONE DIRECTOR, WHO IS THE MANAGING PARTNER OF WILLIAM BLAIR & COMPANY, ONE OF THE COMPANY'S FINANCIAL ADVISORS, ABSTAINING SOLELY DUE TO SUCH STATUS) HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER, TAKEN AS A WHOLE, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. YOUR BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinions of William Blair & Company and Lazard Freres & Co., the Company's financial advisors, that the consideration to be paid to the holders of Common Stock in the Offer and the Merger (taken as a whole, and taking into account cash paid in the Offer and Merger and the 20% retained interest in the surviving company) pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Common Stock.

  In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase dated February 21, 1995, together with related materials, including a Letter of Transmittal, to be used for tendering your shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Very truly yours,

                                          [LOGO SIGNATURE]
                                          Joel D. Spungin
                                          Chairman of the Board and Chief
                                          Executive Officer

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

                             UNITED STATIONERS INC.

                           (Name of Subject Company)

                             UNITED STATIONERS INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                  913004-10-7
                     (CUSIP Number of Class of Securities)

                                JOEL D. SPUNGIN
                             CHAIRMAN OF THE BOARD
                                      AND
                            CHIEF EXECUTIVE OFFICER
                             UNITED STATIONERS INC.
                              2200 EAST GOLF ROAD
                          DES PLAINES, ILLINOIS 60016
                                 (708) 699-5000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                               ----------------

                                   Copies to:
OTIS H. HALLEEN, ESQ.                                   PHILLIP GORDON, ESQ.
GENERAL COUNSEL                                         ALTHEIMER & GRAY
UNITED STATIONERS INC.                                  10 SOUTH WACKER DRIVE
2200 EAST GOLF ROAD                                     SUITE 4000
DES PLAINES, ILLINOIS 60016                             CHICAGO, ILLINOIS 60606
(708) 699-5000                                          (312) 715-4000



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- --------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is United Stationers Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2200 East Golf Road, Des Plaines, Illinois 60016. The title of the class of equity securities to which this Statement relates is shares of common stock, par value $.10 per share (the "Common Stock" or "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to a tender offer by Associated Holdings, Inc., a Delaware corporation ("Associated"), to purchase up to 17,201,839 Shares (representing 92.5% of the Shares outstanding as of February 10, 1995) at a purchase price of $15.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 21, 1995 and the related Letter of Transmittal (which together constitute the "Offer"). If more than 17,201,839 Shares are tendered and not validly withdrawn upon the expiration of the Offer, Associated will purchase 17,201,839 of the Shares pro rata from the tendering stockholders.

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 13, 1995 between Associated and the Company (the "Merger Agreement"). The Merger Agreement provides for the making of the Offer and the terms and conditions thereof. The Merger Agreement further provides that if the Offer is consummated, then upon the terms and subject to the conditions contained therein, and in accordance with the Delaware General Corporation Law ("DGCL"), Associated will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction"), with the Company surviving the Merger (the Company following the Merger is sometimes referred to as the "Surviving Corporation"). In the Merger, the pre-Merger holders of Shares (other than Associated and its affiliates) will receive the balance, if any, of the $266.6 million not paid in the Offer and retain a portion of their Shares (equal in the aggregate to 7.5% of the Shares outstanding prior to the Merger) which will represent in the aggregate 20% of the common stock of the Surviving Corporation. The shares of common stock, par value $.01 per share, of Associated ("Associated Common") outstanding immediately prior to the Merger shall be converted into a number of shares of Common Stock which will represent, in the aggregate and on a fully diluted basis, 80% of the Common Stock of the Surviving Corporation (taking into account all options, warrants and other rights to acquire Associated Common or Associated non-voting common stock). Each share of each class of Associated preferred stock will be converted into a share of a corresponding series of the Company's preferred stock having substantially the same terms as the Associated preferred stock. Immediately following the Merger, Associated Stationers, Inc., a Delaware corporation and currently a wholly-owned subsidiary of Associated ("ASI"), will be merged with and into United Stationers Supply Co., an Illinois corporation and a wholly-owned subsidiary of the Company ("USSC"), with USSC surviving the merger (the "Subsidiary Merger").

  The Schedule 14D-1 states that the principal executive offices of Associated are located at 1075 Hawthorn Drive, Itasca, Illinois 60143.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b)(1) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its executive officers, directors, or affiliates are described under the headings "Concerning the Board of Directors and Board Committees", "Proposal to Approve an Amendment to the 1981 Stock Incentive Award Plan", "Proposal to Approve an Amendment to the Management Incentive Plan", "Executive Compensation", "Long-Term Incentive Plan" and "Employment Agreements" at pages 7 through 16 of the Company's Proxy Statement for the Annual Meeting of Stockholders, dated December 7, 1994 and previously sent to the shareholders of the Company ("Proxy Statement") and "Profit Sharing PluSavings Plan", "Pension Plans", "Supplemental Benefits

Plan" and "Certain Relationships and Related Transactions" at pages 20 through 21 of the Proxy Statement. Copies of such pages are filed as Exhibit 1 hereto and are incorporated herein by reference.

ARRANGEMENTS WITH DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  Employment Agreements. Associated and management of the Company reached an understanding with respect to executive compensation to take effect following the successful consummation of the Offer. Pursuant to Amended and Restated Employment Agreements, certain of the Company's executive officers will be retained for an employment term of up to one year following the date of the successful consummation of the Offer. If at the end of such employment term, an executive officer terminates his employment with the Company, he will receive a stay bonus in monthly installments commencing one month following the expiration of such employment term.

  Jeffrey K. Hewson (President and Chief Operating Officer), Steven R. Schwarz (Senior Vice President, Marketing), Robert H. Cornell (Vice President, Human Resources), Otis H. Halleen (Vice President, Secretary and General Counsel), Ted S. Rzeszuto (Vice President and Controller), Jerold A. Hecktman (Vice President, Advertising), Ergin Uskup (Vice President, MIS--Chief Information Officer) and James A. Pribel (Treasurer) are entitled to receive stay bonuses of $1,575,000, $678,227, $602,985, $589,210, $511,297, $492,050, $175,000 and
$125,000, respectively.

  If Mr. Hewson is made Chief Executive Officer of the Surviving Corporation, he will continue employment for one full year. If Mr. Hewson is not made Chief Executive Officer of the Company after the consummation of the Offer, he will be obligated to continue for six months as Chief Operating Officer of the Company. In addition to the stay bonus, Mr. Hewson will receive a payment of $875,000 on the 180th day following the consummation of the Offer as compensation for assisting the Company through the transition period following the consummation of the Offer.

  If the Company terminates Mr. Uskup within 30 days after the successful consummation of the Offer, Mr. Uskup will not receive the stay bonus described above but rather will be entitled to $350,000 in severance payments, payable in an initial monthly installment of $147,332.09 and 23 equal monthly installments of $7,942.09.

  Mr. Joel D. Spungin's contract has been amended effective as of the date of the Merger, on which date Mr. Spungin will resign his offices with the Company and be relieved of all duties pertaining thereto, except that he shall continue as an employee of the Company, and shall, subject to nomination and election, serve as a member of the Surviving Corporation's Board of Directors. Additionally, the amendment will add an additional year to his term of employment commencing September 1, 1995 and ending August 31, 1996 at a salary of $440,000 per year. On September 1, 1996, Mr. Spungin shall become an executive consultant with the Company for a period of ten years in accordance with the terms of his employment agreement prior to its amendment and shall receive consulting payments equal to $6,761,283, with an initial payment of $2,276,209 and payments of between $533,495 and $422,902 during the years 1997 through 2006. Mr. Spungin will also participate in certain enumerated benefit plans of the Surviving Corporation other than the incentive compensation plans.

  The preceding discussion of certain provisions relating to the employment of the Company's executive officers is qualified in its entirety by reference to the full text of the Amended and Restated Employment and Consulting Agreement for each of the executive officers discussed above and filed as Exhibits 4 through 12 to this Schedule 14D-9.

  Amendments to Benefit Plans. Certain benefit plans were amended by the Company shortly before the execution of the Merger Agreement. The Company's Medical Plan was amended to generally provide that: (i) the plan cannot be changed or terminated with respect to certain designated officers or early retirees; and (ii) certain designated officers (upon termination of employment) and early retirees can continue to participate in the Medical Plan until age 65 under the same general terms and conditions applicable to active employees. The Medical Plan was also amended to provide that, in the event of its termination, the Company will provide certain funds to designated individuals for a specified period of time for the purpose of: (i) obtaining health insurance; and (ii) reimbursing such individuals for medical expenses in the event of their uninsurability or catastrophic illness.

  The Company's Management Incentive Plan ("MIP") and Executive Bonus Plan ("EBP") were each amended shortly before the execution of the Merger Agreement so that in the event of the consummation of the Offer, amounts accrued under such Plans would be paid out based on the Company's performance through the date of the consummation of the Offer for the portion of the plan year through the date on which the Merger occurs. In addition, amounts shall be paid out for the balance of the plan year under the MIP at 100% of the financial targets under that plan.

  The Company's Pension Plan was amended to provide that the actuarial factors employed by the plan may not be adjusted in a manner that would reduce lump sum benefits payable under the Pension Plan.

  The Company has agreed to use reasonable best efforts to obtain agreements from each optionee under the Company's Stock Option Plans to cash out, at the Effective Time, all options for the difference between the exercise price and the highest price paid pursuant to the Offer multiplied by the number of Shares exercisable under the option, payable on the Effective Date.

  The Company adopted a severance plan for the officers of USSC shortly before the execution of the Merger Agreement which provides a severance payment of one year's base salary if an officer is terminated without cause or leaves after remaining for the full transition period requested by the Company.

  The preceding discussion of certain provisions of the amendments to the Company's benefit plans is qualified in its entirety by reference to the full text of such plans or the amendments thereto to such plans filed as Exhibits 13 through 17 hereto.

  Trust Agreements. Prior to the consummation of the Offer, the Company, as settlor, will enter into an irrevocable trust agreement (the "Benefits Trust Agreement") with American National Bank and Trust Company of Chicago, as trustee (the "Trustee"). The Benefits Trust Agreement secures the payment of amounts owed to certain employees under their amended employment contracts, certain obligations of the Company to provide retiree medical benefits and severance benefits, and related matters. Under the terms of the Benefits Trust Agreement and the Merger Agreement, the Company will cause an irrevocable letter of credit in the amount of approximately $24 million to be furnished to the Trustee by The Chase Manhattan Bank (National Association) ("Chase Bank") to the Trustee.

  Prior to the consummation of the Offer, the Company, as settlor, will also enter into an irrevocable trust agreement (the "Bonus Trust Agreement") with the Trustee. The Bonus Trust Agreement will secure the amount reasonably estimated by the Company to be owed to certain employees for amounts accrued and to be accrued under MIP and EBP. Under the terms of the Bonus Trust Agreement, the Company will cause an irrevocable letter of credit in the amount of approximately $6 million (the "Bonus LOC") to be furnished by Chase Bank to the Trustee. The Trustee will draw on the Bonus LOC (without the necessity of a Company default) on October 16, 1995 to make distributions to trust beneficiaries for amounts accrued through the date of the Merger under the Company's MIP and EBP, unless such amounts have been previously paid. After this one-time distribution, the trust will be closed.

  The preceding discussions of certain provisions of the Benefits Trust Agreement and the Bonus Trust Agreement are qualified in their entirety by reference to the full text of such agreements filed as Exhibits 18 and 19 hereto.

  Bylaw Amendment. The Company's bylaws were amended shortly before the execution of the Merger Agreement to mandate indemnification of officers and directors to the fullest extent permitted by law and to require the advancement of expenses. The discussion of the Bylaw amendment is qualified in its entirety by reference to the full text of the Bylaw amendment filed as Exhibit 20 hereto.

  (b)(2) Associated and the Company have entered into the Merger Agreement, the material terms of which are described below. As a condition to Associated's willingness to enter into the Merger Agreement, certain stockholders ("Seller Stockholders") of the Company entered into Agreements to Tender (the "Tender Agreement") with Associated pursuant to which each such stockholder agreed to tender, subject to certain conditions, all of the Shares held by such Seller Stockholder pursuant to the terms of the Offer. The aggregate number of Shares to be tendered under the Tender Agreement represents approximately 27.1% of the Shares outstanding on the date of the Merger Agreement.

  The following are summaries of certain provisions of the Merger Agreement and the Tender Agreement. Such summaries are qualified in their entirety by reference to the full texts of the Merger Agreement and the Tender Agreement which are filed as Exhibits 2 and 3, respectively, hereto and are incorporated herein by reference.

THE MERGER AGREEMENT

  The Offer. The Merger Agreement provides for the commencement of the Offer, in connection with which Associated has expressly reserved the right to waive certain conditions of the Offer but, except as required by law and except for certain extensions, Associated is not permitted to (i) increase or decrease the number of shares being sought in the Offer, (ii) change the form of consideration payable in the Offer, (iii) add additional conditions to the Offer, (iv) extend the time of original expiration of the Offer if all of the Offer Conditions (as herein defined) are then satisfied or waived or (v) otherwise amend the Offer without the prior written consent of the Company which consent shall not be unreasonably withheld and, in any event, will be deemed given if the Company does not object in writing within 24 hours after receipt of Associated's written request for consent describing the proposed amendment (other than amendments which increase the amount of cash consideration payable for the purchase of Shares pursuant to the Offer). In addition, Associated reserves the right (but shall not be obligated) to extend the period during which the Offer is to remain open (but not beyond the Deadline Time (as defined below under "--Termination")) and, subject to the rights of tendering stockholders to withdraw their Shares, retain all tendered Shares until the Expiration Date of the Offer (as defined in the Merger Agreement): (x) if, as of any then scheduled expiration time of the Offer, any condition to the Offer ("Offer Condition") described below under "--Offer Conditions" (other than the Minimum Condition (as defined below)) has not been satisfied; provided, however, that in no event shall Associated be permitted to extend the expiration time of the Offer if the failure of any Offer Condition to occur was caused by the material action or material failure to act of Associated; and provided, further, that Associated shall not be permitted to extend the expiration time of the Offer beyond 5:00 p.m., New York City time, on the date which is ten business days after Associated has publicly announced that it has entered into definitive documentation with respect to the financing of the Offer and the Merger unless the Minimum Condition shall have been satisfied on or before such tenth business day; and (y) for up to an additional five business days, if, as of any then scheduled expiration time of the Offer, all of the Offer Conditions have been satisfied or waived and at least 80% but less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer.

  Board Representation. The Merger Agreement provides that the Company shall, promptly following the acceptance for payment of a majority of the outstanding Shares pursuant to the Offer and from time to time thereafter, use reasonable efforts to take all actions necessary to cause a number (but not more than six) of the members of the Board of Directors of the Company ("Board") (and a majority of the members of each committee of the Board and the members of the board of directors of each subsidiary of the Company), rounded up to the nearest whole number, equal to the percentage of outstanding Shares held by Associated, to consist of persons designated by Associated (whether, at the request of Associated, by increasing the size of the Board of Directors of the Company or by seeking resignation of directors and causing Associated's designees to be elected). Notwithstanding the foregoing, until the Effective Time (as herein defined) at least one member of the Board and the board of directors of each subsidiary on the date of the Merger Agreement who is not an employee of the Company and at least two members of the Board on the date of the Merger Agreement who are also employees of the Company shall remain members of the Board until such person's death, disability or resignation (such members, including replacements appointed in accordance with the Merger Agreement, are referred to herein as the "Continuing Directors"); provided that if the number of Continuing Directors shall be reduced below three because of death, disability or resignation, such Continuing Directors (or Continuing Director if there be only one remaining) shall be entitled to designate persons to fill such vacancies. In addition, simultaneous with the execution of the Merger Agreement, the Company has: (i) furnished Associated copies of written resignations of six of the present members of the Board to be effective upon the acceptance for payment of at least a majority of the outstanding Shares pursuant to the Offer and receipt by the Company from Chase Bank of advice that Chase Bank is ready, willing and able to fund payment for purchase of such Shares (the "Chase Advice"); provided that if less than two-thirds of the outstanding Shares are purchased by Associated in the Offer, the Company will accept only five resignations selected by it; and (ii) adopted a resolution appointing certain designees of Associated as directors of the Company contingent upon the acceptance for payment by Associated of a majority of the outstanding Shares and receipt by the Company from Chase Bank of the Chase Advice. The Company's obligation to cause designees of Associated to be elected or appointed to the Board of Directors of the Company will be subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder.

  Stockholders Meeting. The Merger Agreement provides that the Company will prepare and file, as promptly as practicable, but in any event by February 23, 1995, a preliminary information statement with the Securities and Exchange Commission (the "Commission"). In addition, if required by applicable law in order to consummate the Merger, the Company will promptly, following the date on which the Offer is consummated, call a meeting of its stockholders for the purpose of approving the Merger and related matters and will cause the information statement to be mailed to the stockholders for such purpose at the earliest practicable time. The Company will, unless it would be inconsistent with the fiduciary obligations of the Board under applicable law, through its Board of Directors, recommend to its stockholders approval of the Merger Agreement and the Merger, and otherwise use its reasonable efforts to obtain stockholder approval of the Merger Agreement and all related matters. If Associated acquires at least 90% of the outstanding Shares in the Offer, the Merger may be effected as a short form merger without the vote or consent of the stockholders in accordance with the provisions of the DGCL. If Associated acquires at least 80% but less than 90% of the outstanding Shares in the Offer, Associated will execute and deliver a written consent approving the Merger Agreement and the Merger, and the Company will provide 30 days notice to stockholders as required by the Company's restated certificate of incorporation.

  Effect of Merger. As a result of the Merger, Associated will be merged with and into the Company, with the Company surviving the Merger as the Surviving Corporation, and ASI will be merged with and into USSC, with USSC surviving the Subsidiary Merger. After giving effect to the Merger, the pre-Merger holders of Associated common stock, warrants, options and other rights exercisable therefor and for Associated nonvoting common stock will own an aggregate of 80% of the common stock of the Surviving Corporation on a fully diluted basis and the pre-Merger holders of Shares (excluding Associated, the Company, any subsidiaries of the Company and any holders of shares with respect to which appraisal rights pursuant to Section 262 of the DGCL are validly exercised and perfected in respect of the Merger and not withdrawn ("Dissenting Shares")) will own an aggregate of 20% of the common stock of the Surviving Corporation on a fully diluted basis. The Merger will become effective upon the filing of a certificate of merger effecting the Merger with the Secretary of State of the State of Delaware (the "Effective Time").

  As of the Effective Time, by virtue of the Merger:

    (i) Each Share outstanding immediately prior to the Effective Time (other than Shares owned by Associated or any of its respective subsidiaries immediately prior to the Effective Time ("AHI Owned Shares") and Shares then held in the treasury of the Company or any of the Company's subsidiaries ("Treasury Shares")) will be converted as follows:

      (a) the Cash Portion (as hereinafter defined) of each such Share shall be converted into and represent the right to receive cash in an amount determined by subtracting (A) the product of $15.50 (or such higher price per Share as may be paid in the Offer) multiplied by the number of AHI Owned Shares from (B) $266,628,495 (or, if higher, the product of the highest price per Share paid in the Offer multiplied by the product of 92.5% multiplied by the lesser of the number of Shares outstanding immediately prior to the Effective Time and 19,860,192 Shares) and dividing the result so obtained by the number of Old Shares (as hereinafter defined); and

      (b) the balance of each such Share shall remain outstanding and be unaffected by the Merger (such Shares remaining outstanding being referred to as the "Remaining Shares");

    (ii) each AHI Owned Share and each Treasury Share will be cancelled and retired and cease to exist without any payment therefor;

    (iii) each share of Associated Common outstanding immediately prior to the Effective Time shall be converted into a number of shares of Common Stock determined by the formula [((x divided by .20) minus x) divided by y], where "x" equals the number of Remaining Shares (including for such purpose Dissenting Shares) and "y" equals the number of shares of Associated Common outstanding on a fully diluted basis including treating for purposes of this calculation all outstanding options, warrants and other rights (including conversion rights and antidilution rights) to acquire Associated Common or shares of nonvoting common stock, $0.01 par value, of Associated and rights to receive options under certain executive purchase agreements as having been exercised and given effect;

    (iv) each outstanding share (and fraction thereof) of Associated Class A Preferred Stock shall be converted into one share (and corresponding fraction thereof) of newly created series A preferred stock of the Surviving Corporation (the "Series A Preferred Stock");

    (v) each outstanding share (and fraction thereof) of Associated Class B Preferred Stock shall be converted into one share (and corresponding fraction thereof) of newly created series B preferred stock of the Surviving Corporation (the "Series B Preferred Stock"); and

    (vi) each outstanding share (and fraction thereof) of Associated Class C Preferred Stock shall be converted into one share (and corresponding fraction thereof) of newly created series C preferred stock of the Surviving Corporation (the "Series C Preferred Stock").

  For purposes of the foregoing, the term (i) "Old Shares" means the number of Shares outstanding (other than AHI Owned Shares and Treasury Shares) immediately prior to the Effective Time and (ii) "Cash Portion" shall mean a percentage equal to a fraction expressed as a percentage (rounded to four decimal places) the numerator of which is the result of subtracting the product of 7.5% multiplied by the number of Shares outstanding immediately prior to the Effective Time from the number of Old Shares and the denominator of which is the number of Old Shares (it being understood that if the numerator is zero, the "Cash Portion" shall be zero).

  In addition, at the Effective Time and by virtue of the Merger, (i) the certificate of incorporation of the Company as amended by the Merger Agreement and otherwise as in effect immediately prior to the Merger will continue to be the certificate of incorporation of the Surviving Corporation, (ii) the bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation and (iii) the directors of Associated immediately prior to the Effective Time of the Merger shall be the directors of the Surviving Corporation, to serve as such until their successors are duly elected and qualified, or their earlier death, resignation or removal.

  Fractional Shares. No certificates representing fractional shares of Common Stock will be issued upon the surrender for exchange of certificates representing Shares pursuant to the Merger. In lieu of any fractional shares, each holder of a certificate representing Shares who would otherwise have been entitled to retain a fraction of a share of Common Stock upon surrender thereof will have such fractional share rounded to the nearest whole share and will receive the appropriate new certificate therefor.

  Outstanding Options and Warrants of Associated. At the Effective Time, each outstanding option, warrant or other right to acquire shares of Associated Common will become the right to purchase, in lieu of Associated Common, the number of shares of Common Stock of the Company which would have been received in respect of such option or warrant pursuant to the Merger, if such option or warrant had been exercised in full immediately prior to the Merger.

  Outstanding Options of the Company. The Merger Agreement provides that the Company will (subject to the approval of the holders thereof) make such adjustments to all of the outstanding options to purchase Shares as may be necessary to provide that at the Effective Time each such option, whether or not then exercisable (the "Company Options"), will, in settlement, be converted into the right to receive a cash payment in an amount equal to the difference, if any, between $15.50 (or such higher price as may be paid in the Offer or the Merger) and the per share exercise price of such Company Option multiplied by the number of Shares subject to such Company Option. The Company has represented to Associated that, as of February 10, 1995, the Company had outstanding options entitling the holders thereof to acquire an aggregate of 1,263,610 Shares.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to corporate existence and power, capital structure, corporate authorization, Commission filings, information supplied, compliance with applicable laws, litigation, title to properties, leased properties, taxes, certain agreements, ERISA compliance, intellectual property, absence of changes and other matters.

  Associated has also made certain representations and warranties with respect to corporate existence and power, corporate authorization, information supplied, solvency, financing, Offer documents, financial statements, compliance with applicable laws, litigation, liabilities, title to properties, leased properties, taxes, certain agreements, ERISA compliance, absence of changes and other matters.

  Financing. In the Merger Agreement, Associated represented that it has obtained a Commitment Letter, dated February 13, 1995 from Chase Bank (the "Chase Commitment") to provide financing sufficient, with new equity to be obtained by Associated, to finance the purchase of Shares in the Offer and Merger, refinance the Company's and Associated's existing indebtedness, provide sufficient working capital, pay fees and expenses related to the transactions and provide letters of credit under the Benefits Trust Agreement and the Bonus Trust Agreement (the "Financing"). The Financing is described in greater detail in the Associated Offer to Purchase. Associated has agreed to use reasonable best efforts to obtain the Financing.

  Associated has agreed to cause to be delivered to the Company prior to the Expiration Date a solvency opinion from the appraiser employed by Chase Bank and a customary financial condition certificate from the appropriate officers of Associated. The Letter of Transmittal to be used by stockholders to tender their Shares states that it is a condition to such tender that the Company be furnished such solvency opinion and financial condition certificate and also that Associated provide the letters of credit contemplated by the Benefits Trust Agreement and the Bonus Trust Agreement, respectively.

  Conduct of Business Pending the Merger. The Company has agreed that during the period from the date of the Merger Agreement to the Effective Time, except as otherwise expressly permitted by the Merger Agreement or consented to by Associated, (a) the Company and its subsidiaries will carry on their respective businesses in the usual, regular and ordinary course; (b) the Company will not, and will not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock (other than regular quarterly dividends of $0.10 per Share including, if the Merger is not consummated by June 15, 1995, the quarterly dividend with respect to the fiscal quarter ending May 31, 1995), (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company or (iii) repurchase or otherwise acquire, or permit any subsidiary of the Company to purchase or otherwise acquire, any shares of its capital stock (other than in accordance with the Company's existing stock option plans) or Company options (except as contemplated by the Merger Agreement as described above under "Outstanding Options of the Company"); and
(c) the Company will not, and will not permit any subsidiary to, (i) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Voting Debt (as defined in the Merger Agreement) or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Voting Debt or convertible securities (other than the issuance of no more than 10,000 Shares upon the exercise of stock options granted under the Company stock option plans that were in effect on the date of the Merger Agreement in accordance with their present terms),
(ii) amend or propose to amend its restated certificate of incorporation or by-laws (except as contemplated by the Merger Agreement), (iii) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Company, or purchase assets (other than inventory and capital expenditures) with an aggregate purchase price of more than $5,000,000 in the aggregate, (iv) sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of assets with a fair market value in excess of $5,000,000 (individually or in the aggregate), except for inventory, accounts receivable, obsolete or damaged assets and salvage items and excluding dispositions of assets which are or will be replaced with a similar type of asset, (v) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities of the Company or any subsidiary of the Company or guarantee any debt securities of others other than in accordance with the disclosure schedule provided by the Company (the "Company Disclosure Schedule") to Associated in connection with the Merger Agreement or for working capital purposes in the ordinary course of business or capital expenditures permitted under the Merger Agreement and refinancings of existing bank indebtedness with the reasonable consent of Associated, (vi) other than as provided in the Company Disclosure Schedule adopt or amend in any material respect any collective bargaining agreement or material employee benefit plan, stock option plan, phantom stock plan or material vacation plan other than in the ordinary course of business consistent with past practice except for certain transactions described in the next paragraph, (vii) increase the aggregate amounts payable under or otherwise change in a manner materially (in reference to all Executive Contracts (as defined in the Merger Agreement)) adverse to the Company any other material term of the Executive Contracts or any other agreement with its executive officers except as and to the extent disclosed in the Company Disclosure Schedule and except for increases in the ordinary course of business consistent with past practice of the Company, or enter into any employment agreement with any executive officer except with respect to prospective executive officers or with the prior written consent of Associated which shall not be unreasonably withheld or delayed, (viii) make any capital expenditures or any commitments therefor which exceed 120% of the amount set forth in the Company Disclosure Schedule, or (ix) take any action that would or might result in any of the representations and warranties of the Company set forth in the Merger Agreement becoming untrue or in any of the conditions to the Merger set forth therein not being satisfied.

  Notwithstanding clause (vi) of the preceding paragraph, the Company (a) may (and after the Expiration Date, to the extent not already paid, shall) pay to plan participants the following employee benefit obligations on a date selected by it preceding the first date on which Associated purchases Shares pursuant to the Offer (i) so-called "top-hat" or supplemental retirement benefits for the benefit of present or past employees and directors of the Company and (ii) deferred compensation owing to present or past employees and directors, each as disclosed in the Company Disclosure Schedule, with the amounts payable being computed by the Company in accordance with its past practices and in amounts which shall not exceed the amounts accrued on the Company's books through the end of the month preceding the date on which Associated first purchases Shares pursuant to the Offer, plus amounts which the Company estimates would be accrued through the Effective Time; and (b) may (and after the Expiration Date, to the extent not already paid, shall) prior to the first date on which Associated purchases Shares in the Offer, make contributions (calculated in accordance with past practices) to its profit sharing plan for that portion of the fiscal year ending August 31, 1995 which it estimates will have elapsed through the Effective Time.

  Other Agreements. The Company and Associated have agreed to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, subject, if applicable, to the appropriate approval of stockholders of the Company required to so approve, and, subject in the case of the Company to the exercise by the Board of Directors of the Company prior to the Expiration Date of its fiduciary duties under applicable law, as advised by counsel to the Company. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of the Merger Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the constituent corporations, the proper officers and directors of each of Associated and the Company will take all such necessary action. Associated and the Company have also made certain agreements regarding access to information and holding in confidence information furnished to them.

  No Solicitation. The Company has agreed that it will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any officer, director or employee of or any investment banker, attorney, accountant or other representative retained by the Company or any of its subsidiaries to, solicit, initiate or encourage submission of any proposal or offer (including by way of furnishing nonpublic information about the Company) from any person which constitutes, or may reasonably be expected to lead to, any Takeover Proposal
(as hereinafter defined); provided, however, that, if determined by the Board in good faith after consultation with its legal counsel that the failure to do so would be inconsistent with the fiduciary duties of the Board, the Company and such other persons shall be entitled to furnish information to any third party (and enter into agreements with respect to confidentiality and related matters with such third party) in response to an unsolicited inquiry and to clarify and refine any details of any offers that may result. The Company will promptly communicate to Associated the terms of any proposal, discussion or negotiation, and the identity of the party making such proposal (unless such party has required that its identity remain confidential), which it may receive in respect of any actual or potential Takeover Proposal. The term "Takeover Proposal" means any proposal for a merger or other business combination involving the Company or any of its subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in the Company or any of its subsidiaries or a substantial portion of the assets of the Company or any of its subsidiaries. If the Company shall enter into any agreement with a third party (a "TPC Agreement") with respect to the same or substantially similar matter set forth in that certain Confidentiality Agreement dated as of November 16, 1994, among the Company, ASI, and Wingate Partners, as supplemented by letter agreement dated as of November 16, 1994 (the "Confidentiality Agreement") and the material terms or conditions of any TPC Agreement are less restrictive on the third party than the corresponding terms and conditions (excluding the no hire provisions) of the Confidentiality Agreement, the Confidentiality Agreement shall automatically be amended to such less restrictive terms and conditions.

  Fees and Expenses. The Merger Agreement provides that all expenses incurred in connection therewith and the transactions contemplated thereby will be paid by the party incurring such expenses and, for the purposes of such determination, expenses to be paid by the Company will include expenses incurred in connection with the preparation and mailing of the Information Statement; provided, however, that each party will pay one-half of all fees and expenses of any consultants retained by mutual agreement of the parties (other than their respective attorneys, which will be paid by their retaining party) in connection with obtaining, or seeking to obtain, necessary approvals under HSR (as herein defined); and provided further that the Company agrees that aggregate third party expenses (other than legal and accounting fees and expenses) incurred by the Company in connection with the Merger Agreement and the transactions contemplated thereby prior to the Expiration Date will not exceed $2.75 million (subject to an increase by the amount by which certain fees payable by the Company disclosed prior to the date of the Merger Agreement to Associated increase if the price paid in the Offer increases), and that all such third party expenses will be paid or accrued in full prior to the Closing Date.

  Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligation of each party to effect the Merger is subject to the satisfaction prior to the Effective Time of the following conditions: (i) the Merger Agreement will have been approved and adopted by the requisite vote or consent of the stockholders of the Company, if such vote or consent is required by applicable law; (ii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any governmental entity necessary for the consummation of the transactions contemplated by the Merger Agreement will have been filed or occurred or have been obtained; (iii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger will be in effect; and (iv) no action will have been taken nor any statute, rule or regulation shall have been enacted by any government (or any governmental body or agency) of the United States or any state thereof or any foreign country that makes the consummation of the Merger illegal.

  If no Shares have been purchased in the Offer, the obligations of Associated to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by
Associated: (i) the representations and warranties of the Company set forth in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the date of the Merger (the "Merger Date") as though made on and as of the Merger Date except for changes which do not have a material adverse effect on the Company; and (ii) the Company shall have performed all obligations required to be performed by it under the Merger Agreement at or prior to the date of the Merger (the "Merger Date").

  If no Shares have been purchased in the Offer, the obligation of the Company to effect the Merger is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by the
Company: (i) the representations and warranties of Associated set forth in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Merger Date as though made on and as of the Merger Date, except as otherwise contemplated by the Merger Agreement; and (ii) Associated shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Merger Date.

  Termination. The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Effective Time,
(i) by mutual written consent of the Company and Associated provided that following the purchase of any Shares pursuant to the Offer such consent by the Company must be approved by a majority of the Continuing Directors, (ii) by either the Company or Associated if the Merger shall not have been consummated on or before 5:00 p.m., New York City time, on May 15, 1995 (or such later date, but not beyond June 30, 1995, to which the Chase

Commitment may be extended (the "Deadline Time")); provided, however, that the right to terminate the Merger Agreement upon the occurrence of this contingency shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date and provided further that the right to terminate the Merger Agreement upon the occurrence of this contingency shall not be available to Associated if Associated acquires any Shares pursuant to the Offer, (iii) by either the Company or Associated if any court or governmental authority of competent jurisdiction shall have issued a final and nonappealable order, decree or ruling or taken other action, permanently restraining, enjoining or otherwise prohibiting the making and consummation of the Offer or consummation of the Merger, (iv) by Associated if the Offer is not commenced, or terminates or expires without Associated having purchased any Shares thereunder because of the occurrence and remaining in effect of any of the events and conditions set forth in paragraphs (a) through
(h) of the Offer Conditions, (v) by the Company if the Offer is not commenced in accordance with the Merger Agreement or if the Offer shall expire or terminate without any Shares being purchased thereunder provided, however, that the Company shall have no right to terminate if the Offer is not commenced due to a failure of the Company to fulfill any obligation under the Merger Agreement, (vi) by Associated if no Shares have been purchased pursuant to the Offer and there has been (a) a material breach of any material agreement on the part of the Company which, if curable has not been cured or adequate (in the reasonable judgment of Associated) assurance of cure given, in either case within five (5) business days following notice of such breach from Associated or if less, the time remaining to the then scheduled Expiration Date or (b) a breach of a representation or warranty of the Company (assuming that such representation or warranty were remade as of the date of notice from the Company) which (individually or, together with other such breaches, in the aggregate) has or would reasonably be expected to have a material adverse effect on the Company and which has not been cured within five (5) business days (or, if less, the time remaining to the then scheduled Expiration Date) following notice of such breach from Associated, (vii) by the Company, so long as Associated has not purchased any Shares pursuant to the Offer, if there has been (a) a material breach of any material agreement on the part of Associated which if curable has not been cured or adequate (in the reasonable judgment of the Company) assurance of cure given, in either case within five (5) business days following notice of such breach from the Company or, if less, the time remaining to the then scheduled Expiration Date or (b) a breach of a representation or warranty of Associated (assuming that such representation or warranty was remade as of the date of notice of breach from the Company) which (individually or, together with other such breaches, in the aggregate) has or would reasonably be expected to have a material adverse effect on Associated or the Surviving Corporation and which has not been cured within five (5) business days (or, if less, the time remaining to the then scheduled Expiration Date) after notice from the Company, (viii) by the Company, so long as Associated has not purchased any Shares pursuant to the Offer, if the Company determines to accept a Superior Takeover Proposal (as defined below), provided, that the Company shall not be permitted to terminate the Merger Agreement under the circumstance described under this clause (viii) unless the Company has provided Associated with twenty-four hours' (or if less, the period then remaining to 4:59 p.m., New York City time on the then scheduled Expiration Date) prior written notice of its intent to so terminate the Merger Agreement (together with a summary of the material terms of such Superior Takeover Proposal), and
(ix) by Associated if (a) the Company shall enter into a definitive agreement or agreements related to or providing for any Takeover Proposal, (b) any person shall announce its intention to commence a tender offer for all or any portion of the outstanding Shares or make a Takeover Proposal and the Offer has remained open for at least 20 business days and at least a majority of the outstanding shares shall not have been properly tendered and unwithdrawn prior to the expiration of the Offer, (c) the Board of Directors of the Company shall withdraw, modify or change in a manner adverse to Associated its recommendation of the Offer or the Merger Agreement, unless simultaneously with such adverse change in recommendation the Company shall deliver to Associated notice of termination of the Merger Agreement pursuant to clause (viii) above and shall publicly announce that it has done so, or (d) any person (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) acquires beneficial ownership of 40% of the outstanding Shares. Notwithstanding the immediately preceding sentence, Associated may not terminate the Merger Agreement pursuant to clause (ix)(c) if at the time of such adverse change in recommendation and at all times thereafter the Minimum Condition is and remains satisfied; provided, however, that even if the Minimum Condition is and remains satisfied, Associated may terminate the Merger Agreement pursuant to clause (ix)(c), (A) at any time after an adverse change in recommendation if Associated has been advised in writing by Chase Bank that the financing of the Offer and the Merger will not be made available, or (B) at the opening of business on the scheduled Expiration Date (as it may be extended by Associated in accordance with the Merger Agreement) if any of the events or circumstances described in clauses
(a) through (i), inclusive, under the "Offer Conditions" shall have occurred and be continuing. "Superior Takeover Proposal" is defined to mean a Takeover Proposal which the Board of Directors of the Company determines in good faith
(A) is on terms more favorable to the stockholders of the Company than the Offer and Merger, taken as a whole, and (B) has a reasonable prospect of being consummated in accordance with its terms.

  Fees and Expenses Payable upon Termination. If the Merger Agreement is terminated by the Company pursuant to clause (viii) of the preceding paragraph or by Associated pursuant to clause (ix)(a) of the preceding paragraph, the Company is required to pay Associated or its designee $5,000,000 plus Associated's expenses relating to the Offer and Merger up to $2,500,000. If the Merger Agreement is terminated by Associated pursuant to clause (ix)(b) or
(ix)(d) of the preceding paragraph and the Company within 135 days thereafter enters into a letter of intent, memorandum of understanding or similar agreement or definitive transaction agreement with the person or group acquiring 40% beneficial ownership (if clause (ix)(d)) or the person making the Takeover Proposal (if clause (ix)(b)), the Company is required to pay Associated upon consummation of the transaction contemplated by such letter of intent, memorandum, similar agreement or definitive transaction agreement $5,000,000 plus Associated's expenses relating to the Offer and Merger up to $2,500,000. If the Merger Agreement is terminated by Associated pursuant to clause (ix)(c) of the preceding paragraph, then the Company shall pay to Associated the sum of $7,500,000 plus the amount of its expenses up to $2,500,000.

  Indemnification. Associated (from and after the purchase of Shares in the Offer) and the Surviving Corporation (and the Company prior to the Effective
Time) have agreed that, until June 30, 2000, Associated, the Company (prior to the Effective Time) and the Surviving Corporation (after the Effective Time) shall provide officers' and directors' liability insurance covering each present and former director, officer, employee, and agent of the Company and each present and former director, officer, employee, agent or trustee of any employee benefit plan for employees of the Company (the "Indemnified
Persons"), who is currently covered by the Company's officers' and directors' liability insurance or will be so covered on the Merger Date with respect to actions and omissions occurring on or prior to the Merger Date, which liability insurance is no less favorable than such insurance maintained in effect by the Company on the date of the Merger Agreement in terms of coverage and amount, subject to certain limits based on the size of annual premiums therefor. In addition, Associated and the Surviving Corporation (and the Company prior to the Effective Time) have agreed that, until at least June 30, 2000, the provisions of the certificate of incorporation and bylaws of the Surviving Corporation shall provide indemnification to the Indemnified Persons on terms, in a manner, and with respect to matters, which are no less favorable than the restated certificate of incorporation and bylaws of the Company and its subsidiary, USSC, as in effect on the date of the Merger Agreement.

  Amendment. The Merger Agreement may be amended by Associated and the Company by action taken by their respective boards of directors, at any time before or after any required approval of matters presented in connection with the Merger by the stockholders of the Company but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. Any amendment of the Merger Agreement or waiver by the Company thereunder after the purchase by Associated of Shares in the Offer requires the concurrence of the Continuing Directors.

  Timing. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Associated pursuant to the Offer. However, under the terms of the Chase Commitment, Associated has agreed to effect the Merger (i) not more than 24 hours after the closing of the Offer if at least 90.0% of the Shares are acquired in the Offer, (ii) not more than 30 days after the closing of the Offer if at least 80.0% of the Shares are acquired in the Offer and (iii) in any event, by the earlier of (a) the date 60 days after the closing of the Offer and (b) May 15, 1995.

  Offer Conditions. Notwithstanding any other provision of the Offer, Associated shall not be required to accept for payment, purchase or pay for any Shares tendered, and may postpone the acceptance for payment, the purchase of, or payment for, Shares, and, subject to the terms of the Merger Agreement, may amend, extend or terminate the Offer if (i) a number of Shares when added to Shares beneficially owned by Associated, which is not less than a majority of the Shares outstanding on a fully- diluted basis (or, if a lesser number, at the option of Associated, on an issued and outstanding basis), shall not have been validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Date (the "Minimum Condition"), or (ii) at any time on or after February 13, 1995 and prior to acceptance for payment of any Shares tendered pursuant to the Offer, any of the following events shall occur or circumstances exist:

    (a) there shall be in effect any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Offer or the Merger, which shall remain in effect as of the Expiration Date;

    (b) there shall be any action taken or any statute, rule or regulation enacted, applicable to the Offer or the Merger by any government (or any governmental body or agency) of the United States or any state thereof or any foreign country that makes illegal the consummation of the Offer or the Merger;

    (c) any authorization, consent, order or approval of, or declaration or filing with, or expiration of waiting period imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the Offer shall not have been filed, occurred or been obtained;

    (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or National Association of Securities Dealers Automated Quotations System, (ii) a declaration of a banking moratorium or any limitation or suspension of payments by any U.S. governmental authority on the extension of credit by lending institutions, (iii) a commencement of war or armed hostilities directly involving the United States, (iv) any limitation (whether or not mandated) by any governmental authority which will materially adversely affect the extension of credit by banks or other lending institutions in the United States, or (v) in the case of any of the foregoing existing on or before February 13, 1995, a material acceleration or worsening thereof;

    (e) the Merger Agreement shall have been terminated by the Company, on the one hand, or Associated, on the other hand, in accordance with its terms or Associated and the Company shall have reached an agreement providing for the termination of the Offer;

    (f) Associated shall have failed to obtain the proceeds of the Financing;

    (g) the representations and warranties of the Company set forth in the Merger Agreement shall be untrue in any material respect and the facts or events causing the representation or warranty to be untrue shall have or would reasonably be expected to have a material adverse effect on the Company;

    (h) the Company shall have failed to perform in all material respects its material obligations under the Merger Agreement to be performed by it on or prior to the Expiration Date; or

    (i) the Company shall not have obtained the Material Consents (as defined in the Merger Agreement) on or prior to the Expiration Date.

  The foregoing conditions may be asserted by Associated regardless of the circumstances (including any action or inaction by Associated or any of its affiliates) giving rise to such condition and are for the sole benefit of Associated and its affiliates. The foregoing conditions, other than the Minimum Condition, may be waived by Associated in whole or in part at any time and from time to time in its sole discretion. The failure by Associated at any time to exercise any of the foregoing rights will not be deemed a waiver of any other rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

  Certain Employee Benefits Matters. Associated, the Company, and the Surviving Corporation have agreed to maintain and honor, from and after the earlier of the purchase of Shares by Associated pursuant to the Offer and the Effective Time and for a period of not less than one year after the Effective Time, the severance policy of the Company and USSC for terminated non-officer employees as in effect on the Closing Date, or, in the alternative, will replace such policies, and keep in effect a policy providing to the employees a severance policy which equals or has more favorable terms, compensation, and benefits than the severance policy for the Company or USSC.

  In addition, from and after the earlier of the purchase of Shares by Associated pursuant to the Offer and the Effective Time, Associated, the Company and the Surviving Corporation have agreed to perform all obligations of the Company and its subsidiaries under all of their existing agreements with directors, officers, employees and former employees including those described above under "Arrangements with Directors and Executive Officers". Associated further agreed to refrain from making certain amendments to the Company's Pension Plan.

  The Merger Agreement provides that, prior to the acceptance for payment of Shares pursuant to the Offer, (i) the Company will execute and deliver the Benefits Trust Agreement substantially in the form attached to the Merger Agreement and the Bonus Trust Agreement substantially in the form attached to the Merger Agreement respectively, and (ii) Associated will give its written consent to the Benefits Trust Agreement and Bonus Trust Agreement. Simultaneous with the payment for Shares accepted for payment pursuant to the Offer, Associated will deposit with the Trustee under the Benefits Trust Agreement a letter of credit issued by Chase Bank in the face amount of $24.0 million and with the Trustee under the Bonus Trust Agreement a letter of credit issued by Chase Bank in a face amount equal to the dollar amount reasonably determined by the Company to have accrued or to accrue under the Company's EBP and MIP in accordance with the terms of such plans but not to exceed $6.0 million.

  Press Release. The text of the press release issued by the Company announcing the execution of the Merger Agreement is filed as Exhibit 21 hereto and is incorporated herein by reference.

THE TENDER AGREEMENTS

  Tender of Shares. Simultaneously with the execution of the Merger Agreement, Associated and each of the Seller Stockholders entered into the Tender Agreement. Upon the terms and subject to the conditions of such agreement, the Seller Stockholders have severally agreed to validly tender and not to withdraw pursuant to and in accordance with the terms of the Offer, the respective number of Shares owned beneficially by them. Each Seller Stockholder further agreed that the transfer to Associated in the Offer of its Shares will pass to and unconditionally vest in Associated good and valid title to such Shares.

  Voting. Each Seller Stockholder has agreed that, subject to certain termination provisions set forth below, at any meeting of the Company's stockholders or in connection with any written consent of the Company's stockholders, such Seller Stockholder will vote (or cause to be voted) the Shares held of record or beneficially by such stockholder in favor of the Merger, the Merger Agreement and all transactions arising out of the Merger Agreement which require Stockholder approval.

  Representations, Warranties and Covenants. In connection with the Tender Agreement, the Seller Stockholders have made certain customary representations, warranties and covenants, including with respect to (i) their ownership of the Shares, (ii) their authority to enter into and perform their obligations under the Tender Agreement, (iii) the receipt of requisite governmental consents and approvals, (iv) the absence of liens and encumbrances on and in respect of their Shares and (v) restrictions on the transfer of their Shares.

  Restrictions on Transfer. The Seller Stockholders have agreed not to sell or transfer their Shares prior to the termination of the Tender Agreement except to a person, partnership, trust or other entity who or which agrees in writing to be bound by the terms, provisions and conditions of the Tender Agreement.

  Termination. The Tender Agreement terminates upon the occurrence of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) any time following the public announcement by any person of any offer to acquire at least a majority of the outstanding Shares which the Seller Stockholder reasonably believes is likely to be consummated and offers a higher economic value to the Seller Stockholder than the Offer and where the Seller Stockholder gives notice to Associated of such termination or (iv) the Board shall withdraw, modify or change in a manner adverse to Associated, its recommendation set forth in the Merger Agreement, provided that the Board shall have received an opinion of counsel that the Board is required to so withdraw, modify or change such recommendation in the exercise of its fiduciary duties.

CONFIDENTIALITY AGREEMENT

  On November 16, 1994, the Company, ASI and Wingate Partners, L.P. ("Wingate") entered into the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, ASI and Wingate agreed to treat in strict confidence all information furnished by the Company. In addition, ASI and Wingate agreed to not purchase any shares or pursue an acquisition of the Company in any manner for a period of three years without the prior written consent of the Company. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement which is filed as Exhibit 22 to this Schedule 14D-9.

  Except as described above, to the best knowledge of the Company, as of the date hereof, there exists no material contract, agreement, or understanding and no material actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Associated, ASI, or either's executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation

  The Board of Directors of the Company (with one director, who is the managing partner of William Blair & Company, one of the Company's financial advisors, abstaining solely due to such status) has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger, taken as a whole, are fair to, and in the best interests of, the stockholders of the Company. The Board of Directors recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

  (b)(i) Background

  In December 1993, representatives of Wingate contacted the Company concerning a possible merger of Associated with the Company. After discussions between the Company and Associated and several meetings among representatives of the Company and ASI, the Company determined not to pursue a merger with Associated and so informed Wingate.

  In late October 1994, Wingate contacted Joel D. Spungin, Chairman of the Board and Chief Executive Officer of the Company, to inquire whether the Company would entertain an acquisition proposal from ASI.

  On November 14, 1994, Thomas W. Sturgess, Chairman of the Board and Chief Executive Officer of Associated and ASI, contacted Mr. Spungin and proposed that ASI purchase all of the outstanding common stock of the Company at a price of $13.50 per share and suggested a meeting to discuss the proposal.

  On November 18, 1994, Mr. Sturgess met with Mr. Spungin and other representatives of the Company. The ASI offer was rejected.

  During the week of November 21, 1994, Mr. Spungin informally informed the members of the Board of ASI's interest in acquiring the Company and proposed that the Company retain William Blair & Company ("William Blair") as the Company's financial advisor in connection with the ASI proposal. On November 30, 1994, the Company formally engaged William Blair to serve as its financial advisor.

  On December 8, 1994, Mr. Sturgess met with representatives of the Company and suggested that ASI would be willing to pay $15 per share for the Company, but that financing to acquire more than 92.5% of the Shares was incomplete. He suggested that, as an alternative to a $15 per share all cash offer for all the outstanding shares, ASI acquire 92.5% of the outstanding Shares, with the 7.5% balance to remain in the hands of the Company stockholders and represent 7.5% of the outstanding shares of the combined company holding all the businesses and assets of the Company and ASI.

  Representatives of the Company suggested on behalf of the Company that ASI should attempt to put together an all cash bid, or that, alternatively, the Company stockholders should be permitted to retain a greater than 7.5% interest in the combined company.

  On December 12, 1994, Mr. Sturgess contacted William Blair on behalf of the Company to state that he was prepared to increase the percentage of the combined company which the Company stockholders would retain. After discussions, Mr. Sturgess stated that he was prepared to make a proposal pursuant to which a 19% interest in the combined company would be retained by the Company's stockholders.

  During the week of December 12, 1994, Mr. Spungin informed members of the Board that potential strategic buyers of the Company would be contacted by William Blair to determine whether they would have an interest in pursuing discussions with the Company. Thereafter, William Blair, on behalf of the Company, contacted seven companies to determine whether they would be interested in considering a transaction with the Company. Mr. Spungin personally contacted three additional companies. None of the companies contacted expressed any interest in entering into discussions with the Company. Only potential strategic buyers were contacted as it was determined that it was unlikely that a non-strategic buyer would be able to finance an offer that would match the price offered by ASI.

  On December 19, 1994, the Board authorized continued discussions with ASI. Although discussions were very tentative and preliminary and ASI had not furnished evidence of financing for the transaction, the Board authorized the signing of a non-binding letter of intent in order to permit filings by Wingate and the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR").

  The Board was also informed that the Company intended to announce preliminary sales and earnings for the first fiscal quarter, ended November 30, 1994. The Board was informed that the Company would report record first quarter sales of $402 million, net income of $6.9 million and earnings per share of $0.37, above the published estimates of analysts who follow the Company.

  On December 21, 1994, the Company and ASI executed a non-binding letter of intent providing for a price of $15 per share for 92.5% of the Company's shares and a 19% interest in the combined company to be retained by the Company stockholders. The letter of intent was included in the HSR filing made on December 30, 1994.

  On December 29, 1994, the Company issued a press release announcing its earnings for the first fiscal quarter, ended November 30, 1994.

  In the first week of January 1995, the parties commenced their due diligence investigations of the proposed transaction. Discussions concerning the transaction continued between the parties and their representatives.

  On January 6, 1995, at a telephone meeting, the members of the Board were informed that the pace of the Company's business continued strong in December. The members of the Board also received an update to the effect that there had not been any response from potential buyers other than Associated.

  Pursuant to an amendment to the letter of intent, dated January 6, 1995, the Company agreed to reimburse ASI for its expenses up to $1,500,000 if the Company entered into a transaction with another party not affiliated with ASI before March 31, 1995. On January 7, 1995, ASI informed the Company that it had obtained a financing commitment for funds sufficient to complete the proposed transaction. On January 9, 1995, the Company issued a press release stating that it had entered into the non-binding letter of intent.

  On January 20, 1995, the Company formally engaged Lazard Freres & Co. ("Lazard Freres") to serve as a financial advisor and to render an opinion as to the fairness of the proposed transaction.

  On January 26, 1995, on behalf of the Company, William Blair requested that ASI increase the consideration payable in the transaction. After several discussions between representatives of the Company and ASI, ASI agreed to increase the consideration to $15.50 per share for 92.5% of the outstanding common stock and to increase to 20% the interest in the combined company to be retained by the Company's stockholders.

  During the period from mid-January to February 13, 1995, extensive negotiations on the terms of the transaction continued. During this period, Associated determined that it instead of ASI would become the party to the Merger Agreement, conduct the tender offer and merge with and into the Company.

  The Board met and held extensive discussions on February 8, 1995, February 10, 1995 and February 13, 1995. The Board considered presentations from and reviewed the terms and conditions of the Merger Agreement and the Transaction with, among others, senior executive officers of the Company, the Company's legal counsel and the Company's financial advisors, William Blair and Lazard Freres. On February 13, 1995 the Board also received the formal fairness opinions of William Blair and Lazard Freres.

  On February 13, 1995, the Board approved the Merger Agreement and resolved to recommend that the stockholders of the Company tender their shares of common stock pursuant to the Offer. As was required under the terms of the Merger Agreement, concurrently with the execution of the Merger Agreement, certain stockholders of the Company executed the Tender Agreements.

  (b)(ii) Reasons for the Recommendations

  Prior to approving the Merger Agreement and the transactions contemplated thereby, the Board at its meetings on February 8, 1995, February 10, 1995 and February 13, 1995 considered presentations from and reviewed the terms and conditions of the Merger Agreement and the Transaction with, among others, senior executive officers of the Company, the Company's legal counsel and the Company's financial advisors, William Blair and Lazard Freres. In reaching the conclusions set forth in paragraph (a) above, the Board of Directors of the Company considered a number of factors including, without limitation, the following:

    (A) The consideration offered by Associated;

    (B) The Company's financial condition, results of operations, assets, liabilities, business and prospects and industry, economic and market conditions, including the inherent risks and uncertainties in the Company's lines of business and in the Company's expansion plans, in each case on a historical, current and prospective basis;

    (C) Management's analysis of the future prospects of the Company on a stand alone basis. In this regard, the Board considered a report to the Board by management concerning the state of the office products industry. The Company's ability to sustain the very positive growth reflected in its recent financial performance (which has continued into the current fiscal quarter) in the future was viewed in the context of the Company's historic earnings volatility, the continuing consolidation in the industry generally and at the independent dealer level (the Company's primary customer base) in particular, the increasing presence of larger dealers and buying groups, the effect of the continued growth of superstores and direct manufacturer sales efforts and the resulting high level of uncertainty about the future of the office products wholesaling business. In this regard, the Board observed that the Surviving Corporation as a larger organization would be better able to compete in a consolidating industry but the proposed transaction would not subject the stockholders of the Company to the entire costs and risks of acquiring ASI;

    (D) The historical and recent market prices for the Shares and potential future share prices. In this regard, the Board considered that the Company's historical trading multiple has consistently lagged behind that of its relative peers and traditional market indices;

    (E) The structure of the Transaction in that it affords the Company's stockholders the opportunity to receive cash for their Shares and, depending on the number of Shares purchased pursuant to the Offer, retain a significant interest in the future performance in the Surviving
  Corporation;

    (F) The opinions of William Blair and Lazard Freres that the consideration to be paid to the stockholders in the Offer and the Merger (taken as a whole, and taking into account both the cash payable in the Offer and the Merger and the 20% retained interest in the Surviving Corporation) pursuant to the Merger Agreement is fair, from a financial point of view, to the stockholders. A copy of the written opinion of William Blair and the written opinion of Lazard Freres, each dated February 13, 1995, to such effect and describing the assumptions made, matters considered and limitations of the reviews are attached as Annexes A and B, respectively hereto, and are incorporated herein by reference. Stockholders are encouraged to read such opinions carefully and in their entirety;

    (G) The conclusion of William Blair and Lazard Freres that based on the projections of the Company's management, it was highly unlikely that a non-strategic buyer could finance an offer that would match the price offered by Associated;

    (H) The likelihood of competing offers for the Company. The Board considered that during December 1994, a "market check" of potential strategic buyers conducted by William Blair and Mr. Spungin indicated a lack of interest in acquiring the Company. The Board further considered the fact that, since the public announcement of preliminary merger discussions on January 9, 1995, the Company had received no requests for information or offers from other parties;

    (I) The fact that, although the Merger Agreement does not permit the Company, its subsidiaries or its representatives, in general, to solicit, initiate, or encourage submissions (including by way of furnishing nonpublic information) of any potential Takeover Proposal (as defined in the Merger Agreement), the Company may, in response to unsolicited inquiries to the extent the failure to do so would be inconsistent with the fiduciary obligations of the Board, furnish information and attempt to clarify and refine any Takeover Proposal with respect to the Company provided Associated will be notified of such inquiries;

    (J) The fact that, in the event that the Board of Directors of the Company determines to accept a Superior Takeover Proposal (as defined in the Merger Agreement), the Board may give 24 hours notice to Associated and terminate the Merger Agreement, subject to payment of a termination fee of $5,000,000 plus Associated's expenses up to $2,500,000;

    (K) The reputation in the marketplace of Wingate, which owns the majority of Associated's capital stock, and Wingate's record of successfully completing acquisitions. The Board also considered the Chase Commitment, furnished to the Board by Associated with respect to the Financing;

    (L) The fact that certain holders of large numbers of Shares had informed the Company of their desire to sell their Shares, and the potential impact on the market price of the Shares of such substantial sales of Shares into the market; and

    (M) The fact that management's projections must be considered in light of the Company's historic earnings volatility, the fact that it is currently very difficult to reliably project future results of the Company due to the rapid and substantial changes which are occurring in the markets served by the Company, and the changing nature of the Company's product mix.

  The Board evaluated the factors listed above in light of the directors' knowledge of the business and operations of the Company and in their business judgement. In view of the variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the Transaction, the Board did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors in making their individual determinations.

  (b)(iii) Special Considerations

  In determining whether to tender their Shares, stockholders should consider carefully the following factors among others. Some of these considerations result from the substantial changes in the Company arising from the transactions contemplated by the Merger Agreement.

  Preliminary Second Quarter Results. The Company's second fiscal quarter ends on February 28, 1995. Although the Company would not normally announce its quarterly results until the end of March, the Company believes that it is appropriate in the circumstances to state its present view as to the anticipated results for the second fiscal quarter based on results to the date of this Statement. The Company anticipates that for the second fiscal quarter it will report earnings per share of approximately $.40 compared with $.21 for the second fiscal quarter of fiscal 1994, an increase of 90%. If the anticipated second quarter results are realized, earnings per share for the first six months of fiscal 1995 will be approximately $.77 per share compared to $.53 per share for the first six months of fiscal 1994, an increase of 45%.

  Potential Ordinary Income Treatment of Cash Received in the Merger. Under the terms of the Offer and Merger, in general terms, if more than approximately 70% (but 92.5% or less) of the Shares are purchased in the Offer, depending upon how many of his or her Shares a stockholder tenders, a stockholder who receives cash in the Merger may not have a sufficient reduction in his or her "proportionate interest" in the Company to qualify under the applicable safe harbor for federal income tax purposes, such that the stockholder may not recognize capital gain or loss unless the reduction is "meaningful." Generally, if more than approximately 76% (but 92.5% or less) of the Shares are purchased in the Offer, a stockholder may in fact have an increase in his proportionate interest in the Company. If a stockholder's proportionate interest is increased or not meaningfully reduced, it is likely that the stockholder will be treated as having dividend income equal to the cash received in the Merger, which would be taxed at ordinary income tax rates (subject to a possible dividend received deduction in the case of corporate stockholders), rather than capital gain income, taxed at the lower capital gain rates (assuming a more than one year holding period of the stockholder's Shares) with the ability to offset a part of the stockholder's basis in his or her shares against such gain, if any. EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR WITH REGARD TO THE TAX CONSEQUENCES OF THE TRANSACTION.

  Effects of Partial Tender Offer. As described in the Associated Offer to Purchase, Associated is offering to purchase for cash only 17,201,839 Shares representing 92.5% of the Company's currently outstanding Shares. If 17,201,839 Shares or less are tendered pursuant to the Offer stockholders who have tendered Shares will receive only the cash consideration of $15.50 per share in respect of Shares tendered by them and will not with respect to such Shares participate in the retained interest in the Surviving Corporation. Conversely, if the Merger is consummated, Shares not tendered in the Offer will, depending upon the number of Shares purchased in the Offer, be partially converted into cash which will be less than $15.50 per portion of Share converted and represent a pro rata portion of the aggregate 20% retained interest in the Surviving Corporation.

  The following table illustrates generally the effects of the conversion of Shares not purchased in the Offer pursuant to the Merger Agreement. Reference is made to "The Merger Agreement--Effects of the Merger" for a detailed description of the conversion formula. The following assumes there are 18,596,582 Shares outstanding immediately prior to the effectiveness of the Merger. The net result of the conversion of Shares in the Merger in all cases will be that a total of approximately 1,394,744 Shares will remain outstanding and represent in the aggregate 20% of the outstanding common stock of the Company as the Surviving Corporation on a fully diluted basis.

                                      PORTION OF               PORTION OF EACH
           NUMBER OF SHARES           EACH SHARE       CASH    SHARE TO REMAIN
        PURCHASED IN THE OFFER     CONVERTED TO CASH PER SHARE   OUTSTANDING
        ----------------------     ----------------- --------- ---------------
      9,298,292 (50% plus 1 Share)       85.00%       $13.17        15.00%
     12,087,778 65%                      78.57         12.18        21.43
     14,877,266 80%                      62.50          9.69        37.50
     16,736,924 90%                      25.00          3.88        75.00
     17,201,839 92.5%                     0.00          0.00       100.00

  Leverage of the Surviving Corporation. The Company has historically operated its business without the levels of long-term debt contemplated to be incurred by the Surviving Corporation. As of August 31, 1994, consolidated long-term indebtedness (including current maturities) of the Company was $155.7 million or approximately 39% of its total consolidated capitalization, and the Company's debt to equity ratio was .63 to 1. Based on the pro forma financial statements prepared by Associated and included in the Offer to Purchase, upon consummation of the Merger and Subsidiary Merger, the Surviving Corporation (which includes the consolidated assets and liabilities of both Associated and the Company) will have approximately $550.2 million of consolidated long-term indebtedness outstanding (including current maturities) which will constitute approximately 91.2% of its total consolidated capitalization and a debt to equity ratio of 10.4 to 1.

  The degree to which the Surviving Corporation will be leveraged could have important consequences to holders of Shares in the Surviving Corporation, including the following: (i) the Surviving Corporation's ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Surviving Corporation's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness;
(iii) the Surviving Corporation may be more vulnerable to economic downturns, may be limited in its ability to withstand competitive pressures and may have reduced flexibility in responding to changing business and economic conditions; and (iv) fluctuations in market interest rates will affect the cost of the Surviving Corporation's borrowings since interest under its various loan documents will be payable at variable rates. The Surviving Corporation's ability to service its indebtedness will be dependent on its future performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Surviving Corporation's control.

  Change of Control. Upon the successful consummation of the Offer, Associated will assume effective control of the Company, and, pursuant to the terms of the Merger Agreement, depending on the number of Shares purchased in the Offer, five or six of the nine members of the Board will resign and will be replaced by an equal number of new members who will be designated by Associated. Upon completion of the Merger, the former holders of Associated Common or options, warrants or other rights to purchase the Associated Common or Associated nonvoting common stock will control 80% of the common stock of the Surviving Corporation outstanding on a fully diluted basis. The pre-Merger stockholders of the Company (other than Associated) will hold, in the aggregate, a minority interest in the Surviving Corporation. Under the Surviving Corporation's restated certificate of incorporation, virtually all fundamental corporate changes may be effected by a vote of the holders of a majority of the outstanding Shares of the Surviving Corporation. Moreover, the holders of a majority of the Shares of the Surviving Corporation may elect the entire Board following the consummation of the Offer.

  No Payment of Dividends. Following the consummation of the Merger, the Company has been advised that Surviving Corporation does not intend to pay cash dividends on the Shares and currently intends for the foreseeable future to retain its earnings for use in its business. Under the terms of the Financing, following the Merger, USSC may not pay any dividends to the Surviving Corporation to fund dividends by the Surviving Corporation to its stockholders.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Company has retained William Blair and Lazard Freres as financial advisors in connection with the Transaction.

  Pursuant to an engagement letter agreement dated as of November 30, 1994, between the Company and William Blair, the Company (i) upon the execution of such agreement, paid William Blair a fee of $25,000, (ii) upon the rendering of its opinion referred to under Item 4(b)(ii), became obligated to pay William Blair a fee of $150,000, and (iii) upon the consummation of the Transaction, is obligated to pay William Blair a fee of .675% of the total consideration paid to the shareholders of the Company pursuant to the Transaction, less the amounts paid pursuant to clauses (i) and (ii) (upon the consummation of the Transaction, such fee pursuant to this clause (iii) will equal approximately $1.77 million). The Company has also agreed to reimburse William Blair for its out-of-pocket expenses, including fees and expenses of its counsel, and to indemnify William Blair and its partners, employees, agents, affiliates and controlling persons against certain liabilities arising out of or relating to its engagement.

  William Blair is a nationally recognized investment banking firm, regularly engaged in the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and tax valuations and similar transactions. William Blair was selected by the Company as a financial advisor because of its extensive prior experience, reputation and expertise in corporate finance and in providing fairness opinions in prior transactions. In the past, William Blair has provided investment banking and financial advisory services to the Company. Mr. Coolidge, Managing Partner of William Blair, serves the Company as a member of the Board.

  Pursuant to an engagement letter dated as of January 20, 1995, between the Company and Lazard Freres, the Company agreed to pay Lazard Freres a fee of $500,000, which became payable upon the rendering of its opinion referred to under Item 4(b)(ii). The Company has also agreed to reimburse Lazard Freres for its out-of-pocket expenses, including up to $50,000 of fees and expenses of its legal counsel, and to indemnify Lazard Freres and its partners, employees, agents, affiliates and controlling persons against certain liabilities arising out of or relating to its engagement.

  Lazard Freres is an internationally recognized investment banking firm and regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions and for other purposes. Lazard Freres was selected by the Company as a financial advisor on the basis of Lazard Freres' qualifications, expertise and reputation in investment banking, in general, and mergers and acquisitions specifically. In the past, Lazard Freres has provided investment banking and financial advisory services to the Company.

  Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to security holders of the Company on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) The Company understands that on February 10, 1995, HW Associates, an Illinois general partnership made up of seven partners, each of which is a partnership (the "Constituent Partnerships") dissolved (the "Dissolution"). Each of the Constituent Partnerships is comprised of the members of the families of, among others, Mr. Spungin, a director and executive officer of the Company, Jerold A. Hecktman, a director and executive officer of the Company, and Melvin L. Hecktman, a director of the Company. As of February 10, 1995, HW Associates owned of record and beneficially, 4,712,600 Shares. The Dissolution occurred pursuant to the terms of an Agreement of Termination dated February 10, 1995. As a result of the Dissolution, HW Associates distributed all of its Shares to its seven Constituent Partnerships, certain of which in turn distributed a portion of such shares to the partners of the Constituent Partnerships. Certain of the partners of the Constituent Partnerships, in turn made contributions or gifts of Shares to certain trusts and charitable organizations.

  Immediately upon receipt of the Shares from the Dissolution, the Spungin Family Investment Partnership, of which Mr. Spungin is the general partner and which received 182,845 Shares as a result of the Dissolution, distributed 56,682 Shares to a family trust, 22,228 Shares to members of his family and 103,935 Shares to Mr. Spungin, who in turn transferred 33,333 Shares to a charitable remainder trust. Immediately upon receipt of the Shares from the Dissolution, The Melvin L. Hecktman Family Investment Partnership, of which Mr. Melvin Hecktman is a general partner and which received 285,835 Shares as a result of the Dissolution, (a) transferred 68,757 Shares to Mr. Melvin Hecktman, who immediately transferred 66,757 Shares to a charitable remainder trust and 2,000 Shares to charitable organizations, and (b) transferred 13,243 Shares to Mr. Melvin Hecktman's wife, who immediately transferred all 13,243 Shares to a charitable remainder trust. The MLH Investment Partnership, of which Mr. Melvin Hecktman is the managing general partner, received 863,670 Shares as a result of the Dissolution. Immediately upon receipt of Shares from the Dissolution, the Jerold A. Hecktman Family Investment Partnership, of which Mr. Jerold Hecktman is the general partner and which received 1,105,195 Shares as a result of the Dissolution, transferred 202,400 Shares to Mr. Jerold Hecktman, who immediately transferred 200,000 Shares to a charitable remainder trust and 2,400 Shares to charitable organizations.

  The Company understands that on February 3, 1995, David R. Smith, a director of the corporation, made gifts of 12,341 Shares to educational institutions.

  The Company understands that on December 30, 1994, Mr. Jerold Hecktman made gifts of 1,664 Shares to members of his immediate family.

  On January 11, 1995, Douglas Chapman, Mr. Coolidge, Ira Eichner, Mr. Smith and Jack Twyman, each a director of the Company, and each an eligible director under the Company's Directors' Stock Option Plan, were each granted options to purchase 1,500 Shares pursuant to the Company's Directors' Stock Option Plan.

  Under the Directors' Stock Option Plan, eligible directors receive options to purchase 1,500 Shares of Common Stock at the Annual Meeting of Stockholders exercisable at the then current fair market price, automatically and without any further action by the Directors' Plan Committee. The fair market price of the options on January 11, 1995 was $13.75 per Share.

  On October 13, 1994 certain executive officers of the Company were granted an aggregate of 29,500 Shares as part of a special short-term option grant of 100,000 Shares to officers of the Company and USSC under the Company's 1981 Stock Incentive Award Plan. The exercise price of the options is $10.50 per Share, the fair market value of the Shares on October 13, 1994. The options were not exercisable until the stockholders of the Company approved the grant at the Annual Meeting of Stockholders on January 11, 1995.

  To the best of the Company's knowledge, other than the transactions disclosed in this Item 6 and the execution of the Tender Agreements, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, all of its executive officers and directors who own shares intend to tender pursuant to the Offer all Shares which are owned beneficially or of record by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as described under Item 3(b), the Company is not presently engaged in any negotiation in response to the Offer which relates to or would result in:

    (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company;

    (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

    (iii) a tender offer for or other acquisition of securities by or of the Company; or

    (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Delaware Law. The Board of Directors of the Company has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger for purposes of Section 203 of the DGCL. Accordingly, the restrictions of Section 203 do not apply to the transactions contemplated by the Merger Agreement including the Offer, Merger and Tender Agreements. Section 203 of the DGCL prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the date on which such stockholder became an interested stockholder unless (i) prior to such date, the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) on or subsequent to such date the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

  Appraisal Rights. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. The value so determined could be more or less than the price paid in the Offer or the consideration to be received in the Merger.

  If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, the Shares of such holder will entitle such holder to receive the consideration provided for in the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to the Company of a written withdrawal of his or her demand for appraisal. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 1.-- Pages 7 through 16 and 20 through 21 of the Proxy Statement for the Annual Meeting of Stockholders dated December 7,
                 1994.

    Exhibit 2.-- Agreement and Plan of Merger by and between Associated and the Company dated as of February 13, 1995.

    Exhibit 3.-- Tender Agreements by and between Associated and certain of the stockholders of the Company dated as of February 13, 1995.

    Exhibit 4.-- Amendment to Amended Employment and Consulting Agreement of
                 Joel D. Spungin, dated as of February 13, 1995.

    Exhibit 5.-- Amendment to Employment and Consulting Agreement of Jeffrey
                 K. Hewson, dated as of February 13, 1995.

    Exhibit 6.-- Amendment to Employment and Consulting Agreement of Otis H.
                 Halleen, dated as of February 13, 1995.

    Exhibit 7.-- Amendment to Employment and Consulting Agreement of Robert H.
                 Cornell, dated as of February 13, 1995.

    Exhibit 8.-- Amendment to Employment and Consulting Agreement of Steven R.
                 Schwarz, dated as of February 13, 1995.

    Exhibit 9.-- Employment and Consulting Agreement with Ergin Uskup amending the previous Letter Agreement of Ergin Uskup, dated as of February 13, 1995.

    Exhibit 10.--Amendment to Employment and Consulting Agreement of Jerold A.
                 Hecktman, dated as of February 13, 1995.

    Exhibit 11.--Amendment to Employment and Consulting Agreement of Ted S.
                 Rzeszuto, dated as of February 13, 1995.

    Exhibit 12.--Severance Agreement with James Pribel, dated as of February
                 13, 1995.

    Exhibit 13.--Amendment to Management Incentive Plan, adopted February 10,
                 1995.

    Exhibit 14.--Amendment to Executive Bonus Plan, adopted February 10, 1995.

    Exhibit 15.--Amendment to Medical Plan Document for United Stationers Inc.

    Exhibit 16.--United Stationers Severance Plan, adopted February 10, 1995.

    Exhibit 17.--Amendment to United Stationers Pension Plan, adopted February
                 10, 1995.

    Exhibit 18.--USI Employee Benefits Trust.

    Exhibit 19.--USI Bonus Benefits Trust.

    Exhibit 20.--Amendment to Bylaws of United Stationers.

    Exhibit 21.--Press release issued by the Company, dated February 14, 1995.

    Exhibit 22.--Confidentiality Agreement dated November 16, 1994 among ASI, the Company and Wingate Partners, L.P.

    Exhibit 23.--Letter to Stockholders of the Company, dated February 21,
                 1995.*

    Exhibit 24.--Opinion of William Blair & Company dated February 13, 1995.*

    Exhibit 25.--Opinion of Lazard Freres & Co. dated February 13, 1995.*
- --------
  *Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          United Stationers Inc.

                                            /s/ Joel D. Spungin
                                          By: _________________________________
                                            Name: Joel D. Spungin
                                            Title: Chairman of the Board and
                                                Chief Executive Officer

Dated: February 21, 1995

                                                                         ANNEX A
                            WILLIAM BLAIR & COMPANY
                             222 West Adams Street
                               Chicago, Illinois
                                     60606

                                                               February 13, 1995

Board of Directors
United Stationers Inc.
2200 E. Golf Road
Des Plaines, IL 60016-1267

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of United Stationers Inc. (the "Company") of the consideration to be paid to such shareholders in the Transaction (as hereinafter defined), taken as a whole, pursuant to the Agreement and Plan of Merger dated as of February 13, 1995 (the "Agreement") between Associated Holdings, Inc. ("Associated") and the Company.

Pursuant to the terms of the Agreement, Associated will tender for (the "Tender Offer") and purchase thereunder up to 92.5% of the outstanding shares of common stock of the Company for $15.50 per share, net to the seller in cash. After the completion of the Tender Offer, Associated will merge into the Company (the "Merger" and, together with the Tender Offer, the "Transaction"), with the Company surviving the Merger. After giving effect to the Merger, the pre-Merger shareholders of the Company (excluding Associated, the Company, any subsidiaries of the Company and Associated and any shareholders who exercise dissenters' rights) will own an aggregate of 20% of the outstanding common stock of the Company on a fully diluted basis. For purposes of this opinion, the consideration to be paid to the shareholders of the Company in the Transaction, taken as a whole, pursuant to the Agreement is deemed to include
(i) the cash consideration paid to the shareholders pursuant to the Tender Offer, (ii) the cash consideration, if any, paid to the shareholders pursuant to the Merger and (iii) the 20% common stock interest retained by the shareholders in the Company, as the corporation surviving the Merger.

We have acted as financial advisor to the Company in connection with the Transaction. In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have examined: (a) the terms and conditions of the Agreement and the financial terms of the Transaction as set forth in the Agreement; (b) reviewed certain historical business and financial information relating to the Company and Associated; (c) reviewed and analyzed certain financial and other information relating to the prospects of the Company provided to us by the Company's management, including financial projections prepared by such management for the fiscal years 1995 through 1999;
(d) reviewed and analyzed certain financial and other information relating to the prospects of Associated provided to us by Associated's management, including financial projections prepared by such management for the fiscal year 1995; and (e) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company and Associated to discuss the foregoing, and have considered other matters which we have deemed relevant to our inquiry.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and consideration as we have deemed relevant, including (a) historical revenue, operating earnings, net income, dividend capacity and capitalization, as to the Company, Associated and as to certain other publicly held companies in businesses we believe to be comparable to the Company and Associated, respectively; (b) the current financial position and results of operations of each of the Company and Associated; (c) the historic market prices and trading volume of the Common Stock of the Company; (d) financial information concerning selected actual business combinations which we believe to be relevant; (e) certain financial ratios of the Company and Associated that were prepared and provided to us by the management of each of such companies, including ratios for each company that do not give effect to the Transaction and ratios, on a combined basis, that give effect to the Transaction, and the estimates by Associated's management of certain pro forma financial effects of the Transaction; and (f) the general condition of the securities markets.

We have assumed the accuracy and completeness of all such information and have not attempted to verify independently any of such information, nor have we made or obtained an independent valuation or appraisal of any of the assets or liabilities of the Company or Associated. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's and Associated's managements, as the case may be, as to the respective future financial performance of the Company and Associated. We assume no responsibility for, and express no view as to, such forecasts or the assumptions on which they are based. Our opinion is necessarily based solely upon information available to us and business, market, economic and other conditions as they exist on, and can be evaluated as of, the date hereof. Our opinion does not address the Company's underlying business decision to effect the Transaction.

In rendering our opinion, we have assumed that the Transaction will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Transaction will not have an adverse effect on the Company or Associated.

William Blair & Company has been engaged in the investment banking business since 1935. We undertake the valuation of investment securities in connection with the public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. For our services, including the rendering of this opinion, the Company will pay us a fee, a significant portion of which is contingent upon consummation of the Transaction, and indemnify us against certain liabilities. William Blair & Company has provided investment banking and financial advisory services to the Company in the past for which we have received customary compensation. E. David Coolidge III, Managing Partner of William Blair & Company, serves as a member of the Board of Directors of the Company.

Our engagement and the opinion expressed herein are solely for the benefit of the Company's Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon the Company, Associated, any stockholders of the Company or Associated or any other person. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of February 13, 1995, the consideration to be paid to the shareholders of the Company in the Transaction, taken as a whole, pursuant to the Agreement is fair, from a financial point of view, to such shareholders.

                                          Very truly yours,

                                          /s/ William Blair & Company

                                          WILLIAM BLAIR & COMPANY

                                                                         ANNEX B
                              LAZARD FRERES & CO.
                            200 West Madison Street
                                   Suite 2200
                             Chicago Illinois 60606

                                                               February 13, 1995

The Board of Directors
United Stationers Inc.
2200 East Golf Road
Des Plaines, IL 60016-1267

Dear Members of the Board:

  You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of United Stationers Inc. ("United" or the "Company") of the consideration to be paid to such shareholders in the Transaction (as hereinafter defined), taken as a whole, pursuant to the Agreement and Plan of Merger dated as of February 13, 1995 (the "Merger Agreement") between Associated Holdings, Inc. ("Associated") and United.

  Pursuant to the terms of the Merger Agreement, Associated will tender for (the "Tender Offer") and purchase thereunder up to 92.5% of the outstanding shares of common stock of United for $15.50 per share, net to the seller, in cash. After the completion of the Tender Offer, Associated will merge into United (the "Merger" and, together with the Tender Offer, the "Transaction"), with United surviving the Merger. After giving effect to the Merger, the pre-Merger shareholders of United (excluding Associated, United, any subsidiaries of United and Associated and any shareholders who exercise dissenters' rights) will own an aggregate of 20% of the outstanding common stock of United on a fully diluted basis. For purposes of this opinion, the consideration to be paid to the shareholders of United in the Transaction, taken as a whole, pursuant to the Merger Agreement is deemed to include (i) the cash consideration paid to the shareholders pursuant to the Tender Offer, (ii) the cash consideration, if any, paid to the shareholders pursuant to the Merger and (iii) the 20% common stock interest retained by the shareholders in United, as the corporation surviving the Merger.

  In connection with rendering this opinion, we have:

    (i) reviewed the terms and conditions of the Merger Agreement and the financial terms of the Transaction set forth therein;

    (ii) reviewed certain historical business and financial information relating to United and Associated;

    (iii) reviewed and analyzed certain financial and other information relating to the prospects of United provided to us by United's management, including financial projections prepared by such management for the fiscal years 1995 through 1999;

    (iv) reviewed and analyzed certain financial and other information relating to the prospects of Associated provided to us by Associated's management, including financial projections prepared by such management for the fiscal year 1995;

    (v) conducted discussions with members of the senior managements of United and Associated with respect to each of the businesses of United and Associated, respectively, the strategic objectives of each, and the possible financial benefits which might be realized following the Transaction;

    (vi) reviewed certain financial ratios of United and Associated that were prepared and provided to us by the management of each of such companies, including ratios for each company that do not give effect to the Transaction and ratios, on a combined basis, that give effect to the Transaction, and the estimates by Associated's management of certain pro forma financial effects of the Transaction;

    (vii) reviewed certain public information with respect to certain other companies in lines of business we believe to be generally comparable in whole or in part to the businesses of United and Associated;

    (viii) reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable in whole or in part to those of United and in other industries generally;

    (ix) reviewed the historical stock prices and trading volume of the common stock of United; and

    (x) conducted such other financial studies, analyses, and investigations as we deemed appropriate.

  We have relied upon the accuracy and completeness of the foregoing financial and other information concerning United and Associated that have been received by or discussed with us, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of United or Associated, nor have we been furnished with any such valuations or appraisals. With respect to projections and pro forma financial information, we have assumed that they have been reasonably prepared on the basis of the relevant management's best currently available estimates and judgments of the future financial performance of United or Associated, as the case may be. We assume no responsibility for, and express no view as to, such projections and information or the assumptions on which they are based. Our opinion is necessarily based solely upon information available to us and business, market, economic and other conditions as they exist on, and can be evaluated, as of the date hereof. Our opinion does not address the Company's underlying business decision to effect the Transaction.

  In rendering our opinion, we have assumed that the Transaction will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by United and that obtaining the necessary regulatory approvals for the Transaction will not have an adverse effect on United or Associated.

  Lazard Freres & Co. is acting as financial advisor to the Company in connection with the Transaction and will receive a fee upon rendering this opinion. Lazard Freres & Co. has provided investment banking and financial advisory services to the Company in the past for which we have received customary compensation. In addition, please note that, as part of our engagement relating to the Transaction, you have not authorized us to, and we did not, solicit third party indications of interest in acquiring all or any part of the Company.

  Our engagement and the opinion expressed herein are solely for the benefit of the Company's Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon United, Associated, any stockholders of the Company or Associated or any other person. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction.

  Based on and subject to the foregoing and such other factors as we deem relevant, we are of the opinion that, as of the date hereof, the consideration to be paid to the shareholders of United in the Transaction, taken as a whole, pursuant to the Merger Agreement is fair, from a financial point of view, to such shareholders.

                                          Very truly yours,
                                          /s/ Lazard Freres & Co.

                                                                      SCHEDULE I

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1
                   THEREUNDER; CERTAIN INFORMATION CONCERNING
                     DIRECTORS AND OFFICERS OF THE COMPANY

  This Information Statement is being mailed on or about February 21, 1995 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the common stock, par value $.10 per share (in this Information Statement, "Common Stock" or "Shares"), of United Stationers Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. This information is being furnished in connection with the possible designation by Associated, pursuant to the Merger Agreement, of persons to be selected or appointed to the Board following the consummation of the Offer. Pursuant to the terms of the Merger Agreement, the Company has furnished Associated with the written resignations of six directors of the Company subject to the acceptance for payment by Associated of at least a majority of the outstanding Shares pursuant to the Offer and receipt by the Company from Chase Bank of the Chase Advice, provided that if less than two-thirds of the outstanding Shares are purchased in the Offer, the Company will only accept five of the resignations. Also, pursuant to the Merger Agreement, the Company adopted a resolution appointing certain designees of Associated as directors of the Board upon the acceptance for payment of the Shares to be purchased in the Offer and receipt by the Company of the Chase Advice. At such time and from time to time thereafter, Associated shall be entitled to designate up to that number of directors of the Board as will make the percentage of the Company's directors designated by Associated (the "Associated Designees") equal to the aggregate voting power of the Common Stock then held by Associated (rounded to the nearest whole number but, in no case, more than six directors), subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Associated agreed, prior to the effective time of the Merger, not to seek greater representation on the Board. Until the Effective Time, the Board shall have at least three Continuing Directors. Upon the consummation of the Offer, it is expected that Mr. Spungin, Mr. Hewson and Mr. Melvin Hecktman will be the Continuing Directors.

  None of the executive officers or directors of Associated currently is a director of, or holds any position with, the Company. The Company has been advised by Associated that, to the best of Associated's knowledge, none of its directors or executive officers or any of their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or have been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission.

  The information contained herein concerning Associated and the Associated Designees has been furnished to the Company by Associated. The Company assumes no responsibility for the accuracy or completeness of such information.

                    INFORMATION WITH RESPECT TO THE COMPANY

VOTING SECURITIES

  As of February 13, 1995 there were outstanding 18,596,582 shares of Common Stock all of one class and, each of which entitles the holder to one vote. The Company has no voting securities outstanding other than the Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth certain information concerning the Common Stock ownership as of February 13, 1995 (except as noted below) of each person who is known to the Company to be the beneficial owner of more than five percent of the Company's Common Stock:

                                                        AMOUNT AND
                                                        NATURE OF
                                                        BENEFICIAL    PERCENT OF
         NAME AND ADDRESS OF BENEFICIAL OWNER           OWNERSHIP       CLASS
         ------------------------------------           ----------    ----------
Jerold A. Hecktman Family Investment Partnership.......   902,795(1)     4.9%
2200 East Golf Road
Des Plaines, IL 60016

Melvin L. Hecktman..................................... 1,074,172(2)     5.8%
c/o Hecktman Management Services
Suite 350
510 Lake Cook Road
Deerfield, Illinois 60015

Wolf Family Investment Partnership.....................   921,057(3)     5.0%
c/o Johnson, Goldberg & Brown, Ltd.
6703 North Cicero Avenue
Lincolnwood, Illinois 60646
Attn: Scott Brown

Ariel Capital Management, Inc.......................... 3,449,020(4)    18.6%
307 N. Michigan Ave.
Chicago, IL 60601

- --------
(1) The Jerold A. Hecktman Family Investment Partnership is an Illinois limited partnership ("JAHFIP"). Sole voting and investment power over the shares is exercised by Jerold A. Hecktman, JAHFIP's sole general partner. Excludes 200,000 Shares held by a charitable remainder trust of which Jerold Hecktman is a beneficiary of proceeds, but over which he has no voting or dispositive control.
(2) Melvin L. Hecktman owns 6,667 shares as to which he has sole voting and investment power. Melvin L. Hecktman is the beneficial owner of 1,067,505 Shares by virtue of being a general partner in both the Melvin L. Hecktman Family Investment Partnership, an Illinois limited partnership, which owns of record 203,835 Shares and the MLH Investment Partnership, an Illinois general partnership, which owns of record 863,670 shares. Melvin L. Hecktman is also a beneficiary of the Melvin and Judith Hecktman Charitable Remainder Trust u/a/d February 1, 1995 which owns 80,000 shares and as to such shares Melvin L. Hecktman disclaims beneficial interest.
(3) The Wolf Family Investment Partnership is an Illinois limited partnership ("WFIP"). Sole voting and investment power over the shares may be exercised only by Barbara Wolf Savage, WFIP's sole general partner.
(4) As to all of such shares, Ariel Capital Management, Inc. ("Ariel") serves as investment advisor with shared, sole or no investment or voting power as directed by each client owning said shares. Ariel disclaims beneficial ownership of any of the 3,449,020 shares referred to in this Note (4). Information with respect to Ariel is based on Ariel's Schedule 13G dated December 31, 1994.

SECURITY OWNERSHIP OF COMPANY MANAGEMENT

  The following table sets forth the beneficial ownership of Common Stock by each of the directors, each of the executive officers named in the Summary Compensation Table on page I-9, and all of the Company's directors and executive officers as a group as of February 13, 1995.

                                                                      PERCENT OF
                                      COMMON STOCK      EXERCISABLE  COMMON STOCK
               NAME                BENEFICIALLY OWNED     OPTIONS    OUTSTANDING
               ----                ------------------   -----------  ------------
Douglas K. Chapman................        87,200(2)(3)     1,500(1)       *
E. David Coolidge III.............        72,200(3)        1,500(1)       *
Ira A. Eichner....................        10,175(4)        1,500(1)       *
David R. Smith....................       230,191(3)        1,500(1)      1.24%
Jack Twyman.......................        53,200(3)        1,500(1)       *
Jerold A. Hecktman................       907,180(5)        5,000(1)      4.88%
Joel D. Spungin...................       101,468(7)          --           *
Melvin L. Hecktman................     1,074,172(8)        1,500(1)      5.78%
Jeffrey K. Hewson.................        32,755                          *
Steven R. Schwarz.................         9,922(6)        5,000(1)       *
All current directors and
 executive officers
 as a group.......................     2,413,863(9)       19,000(1)     12.98%

- --------
   *Less than 1%
(1) Shares are exercisable at any time after grant for a maximum period of 10 years.
(2) Includes 7,000 shares owned by Mr. Chapman's wife, as to which beneficial ownership by Mr. Chapman is disclaimed.
(3) Includes 52,200 shares held of record by PNC Bank, N.A., as trustee of the United Stationers Inc. Profit Sharing Trust , as to which Douglas K. Chapman, E. David Coolidge III, David R. Smith and Jack Twyman share voting power as members of the Investment Committee of such Trust. Messrs. Chapman, Coolidge, Smith and Twyman disclaim beneficial ownership of all such shares.
(4) Includes 1,000 shares owned by Mr. Eichner's wife, as to which beneficial ownership by Mr. Eichner is disclaimed.
(5) Includes 4,385 shares owned of record and beneficially by Jerold A. Hecktman and the 902,795 shares owned by Jerold A. Hecktman Family Investment Partnership, an Illinois limited partnership in which Jerold A. Hecktman is the sole general partner ("JAHFIP"). Mr. Hecktman is also a beneficiary of proceeds of the Jerold and Ruth Hecktman Charitable Remainder Trust u/a/d February 1, 1995 which owns 200,000 shares but disclaims beneficial ownership of such 200,000 shares.
(6) Includes 2,500 restricted shares owned of record by Steven R. Schwarz, which were granted under the Company's 1981 Stock Incentive Award Plan. Such shares are subject to restrictions against sale or transfer for a stated period and are subject to forfeiture if the grantee is not continuously employed for the period of the restriction. Such restrictions, however, shall lapse upon a change of control of the Company.
(7) Mr. Spungin also holds beneficially 56,682 Shares pursuant to his interest in the Joel D. Spungin Family Trust u/a/d November 15, 1990 and is a beneficiary of the Joel and Marilyn Spungin Charitable Remainder Trust u/a/d February 1, 1995 which owns 33,333 Shares. Mr. Spungin disclaims beneficial ownership of the Shares held by both of the trusts.
(8) Includes 6,667 Shares owned of record and beneficially by Melvin C. Hecktman and the 203,835 Shares owned by Melvin H. Hecktman Family Investment Partnership, an Illinois limited partnership in which Melvin L. Hecktman is the sole general partner and is a general partner in MLH Investment Partnership, a general partnership which owns 863,670 Shares. Mr. Hecktman is a beneficiary of the Melvin and Judith Hecktman Charitable Remainder Fund u/a/d February 1,1995 which owns 80,000 shares but disclaims beneficial ownership of such Shares.

(9) Of the 2,413,863 shares shown as owned by all current directors and officers as a group, 2,293,316 shares are held with sole voting and investment power and 120,547 shares are held with shared voting and investment power, including 52,200 shares held of record by PNC Bank, N.A., as trustee of the United Stationers Inc. Profit Sharing Trust, as to which Douglas K. Chapman, E. David Coolidge III, David R. Smith and Jack Twyman share voting power as members of the Investment Committee of such Trust, and as to which beneficial ownership by Messrs. Chapman, Coolidge, Smith and Twyman is disclaimed. The number of shares shown as owned by all directors and officers as a group also includes 2,500 shares of restricted stock (referred to in Note (6) above) granted under the Company's 1981 Stock Incentive Award Plan which are subject to restrictions against sale or other transfer for the specified period of the restrictions.

CHANGE OF CONTROL

  The completion of the Offer and Merger pursuant to the terms of the Merger Agreement described herein would result in a change of control of the Company.

                BOARD OF DIRECTORS AND THE ASSOCIATED DESIGNEES

  Each year, the stockholders of the Company at the annual meeting of stockholders elect one-third of the directors, whose term of office expires on the third succeeding annual meeting of stockholders, or until their successors are elected and qualified. The Restated Certificate of Incorporation of the Company provides that the Board shall consist of nine members, but the size of the Board may be increased or decreased by amendment to the Company's By-laws, so long as the Board is comprised of at least three directors. There are presently nine members of the Board.

THE ASSOCIATED DESIGNEES

  Pursuant to the terms of the Merger Agreement, it is expected that the Associated Designees will take office as directors of the Company upon the acceptance for payment by Associated of at least a majority of Shares in the Offer and receipt by the Company of the Chase Advice.

  Associated has advised the Company that the Associated Designees are Mr. James T. Callier, Jr., Mr. Daniel J. Good, Mr. Frederick B. Hegi, Jr., Mr. James A. Johnson, Mr. Gary G. Miller and Mr. Michael D. Rowsey.

  Each Associated Designee has served as a director of Associated and ASI since January 1992. The business address of each of the following persons is 1075 Hawthorn Drive, Itasca, Illinois 60143, and each such person is a citizen of the United States.

              NAME              AGE                     POSITION
              ----              ---                     --------
     Michael D. Rowsey           42     Director, President and Chief Operating
                                        Officer of Associated and ASI
     Gary G. Miller              44     Director, Vice President and Secretary
                                        of Associated and ASI
     Frederick B. Hegi, Jr.      51     Director and Assistant Secretary of
                                        Associated and ASI
     James A. Johnson            40     Director and Assistant Secretary of
                                        Associated and ASI
     James T. Callier, Jr.       59     Director

     Daniel J. Good              54     Director

  Set forth below is certain information with respect to the Associated
Designees.

  Michael D. Rowsey joined Associated in his present position in January 1992. From 1979 to January 1992, Mr. Rowsey served in various capacities with the Wholesale Division of the Boise Cascade Office Products Division ("BCOP"), most recently as the North Regional Manager.

  Gary G. Miller joined Associated in his present position in January 1992. Mr. Miller also currently serves as President of Cumberland Capital Corp., a private investment firm located in Fort Worth, Texas ("Cumberland"). In addition, from 1977 to December 1993, Mr. Miller served as Executive Vice President, Chief Financial Officer and a director of AFG Industries, Inc., and its parent company Clarity Holdings Corp. He is Chairman of the Board of CFData Corp., a nationwide provider of check collection and check verification services, and is Vice President, Finance and Administration of Fore Star Golf, Inc., which was formed in 1993 to own and operate golf facilities.

  James T. Callier, Jr. is an indirect general partner of Wingate, and has served as President of Callier Consulting, Inc., an investment management firm, since 1985. Mr. Callier currently serves as Chairman of the Board of Century Products Company, a manufacturer of baby seats and other juvenile products ("Century Products"), as a director of Redman Industries, Inc., a manufactured housing producer ("Redman"), RBPI Holding Corporation, a manufacturer and distributor of aluminum and vinyl windows ("RBPI") and Loomis Armored Inc., a provider of armored car and related services ("Loomis") and as an advisory director of Wingate Partners II L.P. ("Wingate II").

  Daniel J. Good is Vice Chairman of Golden Cat Corporation, a producer and distributor of cat care products and a producer of industrial absorbent materials. In addition, Mr. Good is Chairman of Good Capital Co. ("Good Capital"), a private investment firm and investment advisory firm founded in 1989 and located in Lake Forest, Illinois, and serves on the Board of Directors of Supercuts, Inc. Prior to founding Good Capital, Mr. Good was managing director of the Merchant Banking Group of Shearson Lehman Hutton, Inc.

  Frederick B. Hegi, Jr. is a general partner of various Wingate entities, including the indirect general partner of each of Wingate and Wingate II. Since May 1982, Mr. Hegi has served as President of Valley View Capital Corporation, a private investment firm. Mr. Hegi also currently serves as Chairman of the Board of Loomis Holding Corporation, the parent corporation of Loomis, Tahoka First Bancorp, Inc., a bank holding company, and Cedar Creek Bancshares, Inc., a bank holding company, and as a director of RBPI, Century Products, Lone Star Technologies, Inc., a diversified company engaged in the manufacturing of steel pipe and in commercial banking services, Cattle Resources, Inc., a manufacturer of animal feeds and operator of commercial cattle feedlots and various funds managed by InterWest Partners.

  James A. Johnson is a general partner of various Wingate entities, including the indirect general partner of each of Wingate Partners and Wingate II. From 1980 until he joined Wingate Partners in 1990, Mr. Johnson served as a Principal of Booz-Allen & Hamilton, an international management consulting firm. Mr. Johnson currently serves as a director of Century Products and AmeriStat.

  During the last five years, none of the above persons, to the best knowledge of Associated, ASI or the Company, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The directors and executive officers of the Company as of February 13, 1995 are set forth below. As indicated above, six of the current directors have submitted their resignations effective upon the satisfaction of the conditions set forth in the Merger Agreement.

                                                                  SERVED AS A
                                  PRINCIPAL OCCUPATION AND      DIRECTOR OF THE
           NAME (AGE)            POSITIONS WITH THE COMPANY      COMPANY SINCE
           ----------            --------------------------     ---------------

     CLASS III DIRECTORS--TERM EXPIRING IN JANUARY 1996

      Ira A. Eichner (63)*   Chairman of the Board of Direc-        9/22/81
                              tors and Chief Executive Officer
                              of AAR Corp.
      David R. Smith (65)*   President of Andlinger & Company.      6/25/92

      Joel D. Spungin (57)   Chairman of the Board of Direc-        8/18/81
                              tors and Chief Executive Officer
                              of the Company.

     CLASS I DIRECTORS--TERM EXPIRING IN JANUARY 1997

      Douglas K. Chapman     Former Chairman of the Board and       1/12/94
       (67)*                  Chief Executive Officer of ACCO
                              World Corporation.
      Melvin L. Hecktman     President of Hecktman Management.      8/18/81
       (55)
      Jeffrey K. Hewson      President and Chief Operating Of-      4/10/91
       (51)                   ficer of the Company.

     CLASS II DIRECTORS--TERM EXPIRING IN JANUARY 1998

      E. David Coolidge III  Managing Partner of William Blair      9/22/81
       (51)*                  & Company.
      Jerold A. Hecktman     Vice President, Advertising of         8/18/81
       (58)*                  the Company.
      Jack Twyman (60)*      Chairman of the Board of Direc-       11/16/87
                              tors, Chief Executive Officer
                              and a director of Super Food
                              Services, Inc.

- --------
   *Has tendered his contingent resignation as described above.

  Mr. Eichner is Chairman of the Board of Directors since 1973 and Chief Executive Officer since 1955 of AAR Corp., a diversified aviation and aerospace company.

  Mr. Smith is President of the private investment firm of Andlinger & Company, Inc. and has been affiliated with that company since 1984. He was Chairman of the Board of Directors and Chief Executive Officer of SDC Distributing Corp. and Stationers Distributing Company, Inc. prior to the merger of those companies with USSC in June 1992.

  Mr. Spungin has been Chairman of the Board of Directors and Chief Executive Officer of the Company since August 24, 1988, and from October 12, 1989 until April 10, 1991, he was also President of the Company. Prior to that, since March 1987, he was Vice Chairman of the Board and Chief

Executive Officer of the Company. Previously, since August 1981, he was President and Chief Operating Officer of the Company. Mr. Spungin also is employed by and is an officer of USSC. He also serves as a director of AAR Corp.

  Mr. Chapman was Chairman of the Board and Chief Executive Officer of ACCO World Corporation, a manufacturer of office products, until it was sold to American Brands, Inc. in 1987. From 1987 to 1991, he served as vice president of American Brands, Inc., a global consumer products holding company.

  Mr. Melvin L. Hecktman is President of Hecktman Management, an investment management and consulting firm. Mr. Hecktman served as Vice Chairman of the Company from September 1, 1989 through August 31, 1993. For several years prior to January 1984, he had served the Company in various executive capacities. Mr. Hecktman also serves as a director of Gulf South Medical Supply, Inc.

  Mr. Hewson has been President and Chief Operating Officer of the Company since April 10, 1991. He had been Executive Vice President of the Company since March 1990. Prior to that, he had been President of ACCO International's U.S. Division since 1989 and President of its Canadian Division since 1987. ACCO International is a manufacturer of traditional office products and a subsidiary of American Brands, Inc. American Brands is a global consumer products holding company. He is also employed by and is an executive officer of USSC.

  Mr. Coolidge is the Managing General Partner in the investment banking firm of William Blair & Company and has been affiliated with that company since 1969. He has been a director of the Company since September 22, 1981. He is a member of the Audit Committee, the Finance Committee, the Nominating Committee, and the Compensation Committee, of which he is Chairman.

  Mr. Jerold A. Hecktman has been Vice President, Advertising of the Company since 1981. Mr. Hecktman also is employed by and is an executive officer of USSC. Mr. Hecktman has been a director of the Company since August 18, 1981, and is the Chairman of the Nominating Committee.

  Mr. Twyman is Chairman of the Board of Directors, Chief Executive Officer and a director since 1972 of Super Food Services, Inc., a wholesale grocery company in Cincinnati, Ohio. He has been a director of the Company since November 16, 1987. He is a member of the Compensation Committee, the Nominating Committee and the Audit Committee, of which he is Chairman.

                   MEETINGS, COMMITTEES AND OTHER INFORMATION

  During the fiscal year ended August 31, 1994, the Board of Directors held eight meetings and took action by unanimous written consent in lieu of meeting on five occasions. Each director attended all of (1) the meetings of the Board of Directors held during the last full fiscal year and (2) the meetings held by all committees of the board on which he served (during the periods that he served) during the last fiscal year.

  Directors who are not officers or employees of the Company receive an annual retainer fee of $18,000, plus a fee of $1,000 for each board meeting attended and a fee of $600 for each committee meeting attended. An additional fee of $250 per committee meeting is paid to the chairman of each committee. When Company business requires an overnight stay for a board or committee meeting, an additional $600 is paid. Certain of such fees may be deferred under the Directors' Deferred Compensation Plan. The Company also has a retirement program for its outside directors who have served at least one year as a director. Under the program, directors are entitled to receive, upon their retirement from the board after the age of 65, 50% of their last annual retainer per year of service for those directors with less than seven years of service and 100% of their last annual retainer per year of service as a director for those with 7 or more years of service. In addition, all directors are reimbursed for travel expenses incurred in attending meetings. The Company also maintains a term life insurance policy in the amount of $100,000 for the benefit of each director.

  The Board of Directors has an Executive Committee, an Audit Committee, a Compensation Committee, a Finance Committee and a Nominating Committee.

  During the fiscal year ended August 31, 1994, the Executive Committee consisted of Joel D. Spungin (Chairman), Melvin L. Hecktman and Jack J. Crocker through January 1994. Upon Jack Crocker's retirement from the Board of Directors in January 1994, Jeffrey K. Hewson was appointed in his place. The Executive Committee met three times during the last fiscal year. The Executive Committee is authorized to exercise the powers of the Board of Directors in the management of the business and affairs of the Company with certain exceptions. The Executive Committee also serves as the administrative committee for the Company's Voluntary Employees' Beneficiary Association.

  During the fiscal year ended August 31, 1994, the Audit Committee consisted of Jack Twyman (Chairman), E. David Coolidge III, Jack J. Crocker, Ira A. Eichner and David R. Smith. Douglas K. Chapman replaced Jack Crocker as a member of the Audit Committee in January 1994. The Audit Committee met four times during the last fiscal year. The functions of the Audit Committee are to recommend the independent public accountants to the Board of Directors; review the scope of the independent public accountants' examination; review the compensation of the independent public accountants; consider the results of the independent public accountants' review of internal accounting controls and suggestions for improvements; discuss matters of concern to the independent public accountants resulting from the audit; review changes in accounting principles in the financial statements; and review nonauditing services performed for the Company by the independent public accountants.

  During the fiscal year ended August 31, 1994, the Compensation Committee consisted of E. David Coolidge III (Chairman), Jack J. Crocker, David R. Smith and Jack Twyman. Douglas K. Chapman replaced Jack J. Crocker upon his retirement in January 1994. The Compensation Committee met three times during the last fiscal year. The Compensation Committee reviews and makes recommendations upon proposals by management as to compensation, bonuses, employment agreements and other benefits, and policies respecting such matters, for the officers of the Company and its subsidiaries. The members of the Compensation Committee also serve as the Plan Administrative Committee for the Company's 1981 Stock Incentive Award Plan, as the Incentive Committee of the Management Incentive Plan, as the Committee administering the Executive Bonus Plan, as the Administrative Committee for the 1985 Nonqualified Stock Option Plan and as the Investment Committee for the United Stationers Inc. Profit Sharing Trust.

  During the fiscal year ended August 31, 1994, the Finance Committee consisted of Joel D. Spungin (Chairman), E. David Coolidge III, Ira A. Eichner, Melvin L. Hecktman and David R. Smith. The Finance Committee met two times during the last fiscal year. The function of the Finance Committee is to review management's proposed policies and actions, and make appropriate recommendations to the Board of Directors regarding: the Company's basic capital structure and long-term financial goals; the type, timing, amount and cost of long-term debt and equity financing; acquisition and divestiture opportunities; the repurchase of the Company's shares; the annual operating and capital expenditure plans; liquidity management; capital acquisitions and dispositions in excess of $1.5 million; and dividend policy and quarterly payments.

  During the fiscal year ended August 31, 1994, the Nominating Committee consisted of Jerold A. Hecktman (Chairman), Jack J. Crocker, E. David Coolidge III and Ira A. Eichner. Jack Twyman was named to replace Jack Crocker at the January 1994 meeting. The Nominating Committee met once during the fiscal year ended August 31, 1994. The Nominating Committee was formed to seek nominees for the Board of Directors. The Nominating Committee will consider nominees recommended by stockholders. Any stockholder wishing to submit a recommendation to the Nominating Committee should send a signed letter of recommendation to United Stationers Inc., 2200 East Golf Road, Des Plaines, Illinois 60016-1267,
Attention: Otis H. Halleen, Secretary. Recommendation letters should state the full name and address of each proposed nominee, a brief resume, a brief biographical history including past and current directorships and employment, and the reasons for recommendation. Nominations for election at the Company's Annual Meeting to be held in January 1996 must be submitted no later than October 13, 1995. It is not known at this time who will serve on each of the above committees following the Merger.

                       EXECUTIVE OFFICERS OF THE COMPANY

             NAME         AGE                      POSITION
             ----         ---                      --------
      Joel D. Spungin     57  Chairman of the Board of Directors and
                               Chief Executive Officer
      Jeffrey K. Hewson   51  President and Chief Operating Officer and Director
      Steven R. Schwarz   41  Senior Vice President, Marketing
      Robert H. Cornell   55  Vice President, Human Resources
      Otis H. Halleen     60  Vice President, Secretary and General Counsel
      Jerold A. Hecktman  58  Vice President, Advertising and a Director
      James A. Pribel     41  Treasurer
      Ted S. Rzeszuto     42  Vice President and Controller
      Ergin Uskup         57  Vice President, Management Information Systems
                               and Chief Information Officer

  All of the executive officers listed above, except Mr. Hewson, Mr. Schwarz, Mr. Pribel and Mr. Uskup have been employed by the Company in similar capacities for more than the past five years.

  Allen B. Kravis, who was formerly Senior Vice President and Chief Financial Officer of the Company, resigned effective February 1, 1995. Mr. Kravis, who was named Senior Vice President and Chief Financial Officer of the Company in September 1992 had been Senior Vice President, Chief Financial Officer and Treasurer of the Company since May 1991. He had been a Vice President and Treasurer of the Company since 1981.

  Mr. Hewson, prior to his election as President and Chief Operating Officer in April 1991, had been Executive Vice President of the Company since March 1990. Prior to that, he had been President of ACCO International's U.S. Division since 1989 and President of its Canadian Division since 1987. ACCO International is a manufacturer of traditional office products and a subsidiary of American Brands. American Brands is a global consumer products holding company.

  Mr. Schwarz, prior to his election as Senior Vice President, Marketing in June 1992, had been Senior Vice President, General Manager, MicroUnited since 1990 and Vice President, General Manager, MicroUnited since September 1989. He had held a staff position in the same capacity since February 1987.

  Mr. Pribel, prior to his election as Treasurer in September 1992, had been Assistant Treasurer of the Company since 1984.

  Mr. Uskup, prior to his election as Vice President, Management Information Systems and Chief Information Officer in February 1994, had been since 1987 Vice President, Corporate Information Services for Baxter International Inc., a global manufacturer and distributor of health care products.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Melvin L. Hecktman, who resigned as vice chairman of the Company effective September 1, 1993, has a consulting agreement with the Company by which Mr. Hecktman, until February 28, 1995, will receive annual compensation of $275,000, plus participation in all bonus and other benefit plans generally available to executive officers of the Company. The amount of his consulting compensation is subject to reduction by the amount of compensation he may receive from new employment. Under the terms of the consulting agreement, Mr. Hecktman will render such advisory and consulting services as requested by the Company. If Mr. Hecktman dies during the consulting term, his wife shall receive one-half of the consulting payments to which Mr. Hecktman is entitled, such payments to his wife to continue for the balance of Mr. Hecktman's consulting term or until her earlier death. Mr. Hecktman is restricted from disclosing proprietary materials and confidential information. In addition, Mr. Hecktman is restricted from being employed by or consulting with any competing firm during the consulting period.

  Mr. Coolidge, a director of the Company, is the Managing Partner of William Blair & Company, which from time to time has rendered investment banking and related services to the Company, for which the Company has paid customary fees.

FILINGS UNDER SECTION 16(A) OF THE EXCHANGE ACT

  Section 16(a) of the Securities and Exchange Act of 1934 requires the Company's directors and officers to file reports of holdings and transactions in Common Stock with the Securities and Exchange Commission. Based on Company records and other information, the Company believes that with respect to the fiscal year ended August 31, 1994, the Company's directors and officers were in compliance with all applicable Section 16(a) filing requirements.

                             EXECUTIVE COMPENSATION

  The table and notes below show the compensation paid to the Chief Executive Officer and the four other highest-paid officers of the Company who served as such executive officers on August 31, 1994.



                          SUMMARY COMPENSATION TABLE

                                               Annual Compensation                   Long-term Compensation
                                      -------------------------------------    ----------------------------------
                                                                                     Awards
                                                                               ---------------------    Long-Term
                            Fiscal                                 Other       Restricted               Incentive
                             year                                 annual         stock                    Plan        All other
Name and principal          ended     Salary (1)     Bonus     compensation     Award(s)     Options     payouts     compensation
     Position                8/31        ($)          ($)         ($) (2)       ($) (4)        ($)       ($) (5)      ($) (2)(6)
- ---------------------------------------------------------------------------------------------------------------------------------
Joel D. Spungin              1994      431,667         --           (3)            --         45,000      41,198        11,416
Chairman and Chief           1993      420,500      201,344         (3)            --           --        37,683        13,243
Executive Officer            1992      401,975      262,006                        --         30,000      12,088

Jeffrey K. Hewson            1994      309,167         --           (3)            --         38,000      23,169         5,076
President and Chief          1993      286,250      119,074         (3)            --           --        14,283         6,382
Operating Officer            1992      268,750      158,125                      85,000       50,000        --

Ronald W. Weissman           1994      216,500       19,530         (3)            --           --        12,902         5,199
Executive Vice Pres.         1993      213,750       74,810         (3)            --           --        14,833         7,378
                             1992      207,500      107,625                        --          7,500       4,489

Allen B. Kravis              1994      188,469         --           (3)            --         21,000      11,451         4,559
Sr. Vice Pres., Chief        1993      175,250       65,260         (3)            --           --         9,834         6,494
Financial Officer            1992      158,583       81,488                      21,250       25,000       2,105

Steven R. Schwarz            1994      181,890       15,818         (3)            --         21,000       9,677           822
Sr. Vice President           1993      169,875       57,279         (3)            --           --         8,226         2,861
                             1992      152,250       66,500                      34,375       15,000         918

- --------
(1) Includes compensation amounts earned during the fiscal year but deferred pursuant to Section 401(k) of the Internal Revenue Code under the Company's Profit Sharing PluSavings Plan.
(2) Disclosure of "Other annual compensation" and "All other compensation" is not required for the fiscal year ended August 31, 1992.
(3) No amounts of "Other annual compensation" were paid to any named executive officer, except for perquisites and other personal benefits which for each executive officer did not exceed the lesser of $50,000 or 10% of such individual's salary plus bonus.
(4) Restricted stock awards are valued at the market price on date of grant. Grants are made under the 1981 Stock Incentive Award Plan, and include tax withholding rights which permit the officer to elect to have shares withheld to satisfy federal, state and local tax withholding requirements when the shares become unrestricted, generally three years after the grant date. Dividends are paid on restricted shares at the same rate paid to all shareholders. On August 31, 1994, Mr. Schwarz held 2,500 shares of restricted stock valued at year-end market value for Common Stock of $9.50 per share, or a total value of $23,750.
(5) Includes payments from Executive Bonus Plan (as described within the Compensation Committee Report on page 14) of awards earned in prior years payable in three annual installments as shown below. Awards are partly (30%) in cash and partly (70%) in Share Units which are converted to and paid out in common stock. Cash payments include earnings on the cash amounts based on the Company's ROE or the treasury bill rate. Stock payments are valued at the stock price as of the date of the award of Share Units:

                                         SPUNGIN HEWSON  WEISSMAN KRAVIS SCHWARZ
                                         ------- ------- -------- ------ -------
     1994:
       Cash............................. $15,789 $ 8,885  $4,975  $4,402 $3,730
       Stock............................ $25,409 $14,284  $7,927  $7,049 $5,947
     1993:
       Cash............................. $13,224 $ 4,478  $5,173  $3,328 $2,687
       Stock............................ $24,460 $ 9,805  $9,659  $6,506 $5,539
     1992:
       Cash............................. $ 5,059       0  $1,878  $  880 $  386
       Stock............................ $ 7,029       0  $2,611  $1,225 $  532

(6) Includes (a) Company contributions to the Company's Profit Sharing PluSavings Plan (Mr. Spungin-0-, Mr. Hewson -0-, Mr. Weissman -0-, Mr. Kravis -0- and Mr. Schwarz -0-; and (b) premiums paid during 1994 for Split Dollar Life, Group Life and Accidental Death insurance policies (Mr. Spungin $11,416, Mr. Hewson $5,076, Mr. Weissman, $5,199, Mr. Kravis $4,559 and Mr. Schwarz $822.)

LONG-TERM INCENTIVE PLAN

  For Fiscal 1994, no bonuses were earned under the Company's long-term incentive plan, the Executive Bonus Plan.

OPTION GRANTS

  Options were granted during the fiscal year ended August 31, 1994 to all of the executives named in the Summary Compensation Table on October 22, 1993 and August 24, 1994. The following table contains information concerning such grants:


                                                                                     Potential realizable
                                            Individual Grants                          value at assumed
                     ------------------------------------------------------------    annual rates of stock
                                    Percent of total                                 price appreciaton for
                       Options      options granted      Exercise or                    option term (5)
                     Granted (#)      to employees       base price    Expiration    ---------------------
   Name                  (1)        in fiscal year (4)      ($/Sh)        Date          5%($)    10%($)
   ----              -----------    ------------------   -----------   ----------    ---------- ----------
Joel D. Spungin       25,000(2)            6.2%             16.25       10/21/99      138,164     313,447
                      20,000(3)            5.0%             10.00       08/23/98       43,101      92,820
Jeffrey K. Hewson     20,000(2)            5.0%             16.25       10/21/99      110,531     250,757
                      18,000(3)            4.5%             10.00       08/23/98       38,791      83,538
Ronald W. Weissman       -0-                --                --             --           --          --
Allen B. Kravis       12,000(2)            3.0%             16.25       10/21/99       66,319     150,454
                       9,000(3)            2.2%             10.00       08/23/98       19,396      41,769
Steven R. Schwarz     12,000(2)            3.0%             16.25       10/21/99       66,319     150,454
                       9,000(3)            2.2%             10.00       08/23/98       19,396      41,769

                       OPTION GRANTS IN LAST FISCAL YEAR

- --------
(1) Options are granted under the 1981 Stock Incentive Award Plan at market price on the date of grant.
(2) Options granted October 22, 1993 become exercisable in four equal annual increments commencing October 21, 1994.
(3) Options granted August 24, 1994 become exercisable in three equal annual increments commencing August 23, 1995.

(4) Based on 401,050 options granted to employees during the fiscal year.
(5) The amounts under the columns labeled "5%" and "10%" are included pursuant to certain rules of the Securities and Exchange Commission, and are not intended to forecast future appreciation, if any, in the price of the Company's stock. The actual value of the options will vary in accordance with the market price of the Company's common stock; any such variance will affect all stockholders commensurately.

  The following table contains information concerning option exercises during the last fiscal year by each of the named executive officers and the fiscal year end values:

         AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

                                                                         Value of Unexercised
                      Shares                   Number of Unexercised         in-the-Money
                     Acquired                    Options at FY-End       Options at FY-End (1)
                        on        Value      ------------------------- -------------------------
  Name             exercise (#) realized ($) Exercisable Unexercisable Exercisable Unexercisable
  ----             ------------ ------------ ----------- ------------- ----------- -------------
Joel D. Spungin         --           --         88,310       67,800       $6,192       $4,128
Jeffrey K.              --           --         47,000       71,000       $8,310       $5,540
 Hewson
Ronald W.               --           --         71,610       12,500       $5,160       $3,440
 Weissman
Allen B. Kravis         --           --         44,750       38,000       $3,840       $2,560
Steven R.               --           --         26,450       35,000       $3,870       $2,580
 Schwarz

- --------
(1) The values given are based on the closing price of the Company's Common Stock on August 31, 1994 which was $9.50, less the exercise price, before payment of applicable income taxes.

EMPLOYMENT AGREEMENTS

  Joel D. Spungin has an employment and consulting agreement under which Mr. Spungin is to be employed at a salary of not less than $425,000, plus participation in all bonus, stock option and other benefit plans generally available to executive officers of the Company. The term of employment is until August 31, 1995, unless the agreement is extended or amended. Upon termination of the term of employment, other than by the Company for cause, the Company will retain Mr. Spungin as a consultant for a ten-year period commencing at the completion of the term of employment, to render such advisory and consulting services as the Company may reasonably request. The compensation payable to Mr. Spungin during each year of the consulting period will be equal to two-thirds of the highest compensation Mr. Spungin received during any one of the five fiscal years preceding the commencement of the consulting term, but not to exceed $550,000 per year. In the event of a change in control of the Company of the type required to be reported under the Securities Exchange Act of 1934, as amended, (1) Mr. Spungin may elect to have the Company establish a trust funded with an amount sufficient to provide the payments due Mr. Spungin under the agreement and (2) Mr. Spungin will be entitled to be paid an amount equal to the amount of any excise tax which may be imposed on Mr. Spungin by Section 4999 of the Internal Revenue Code of 1986 ("Code") together with any amount necessary to satisfy any federal, state and local income tax arising therefrom. Upon Mr. Spungin's death during the employment term, consulting period or thereafter, his wife, if living, will receive one-half of the consulting payments to which Mr. Spungin was entitled annually for ten years following his death, or until her earlier death. A trust has been established by the Company, and a life insurance policy has been purchased by the Company to be held by the trust, to provide for the Company's obligations to Mrs. Spungin under the agreement.

  Employment and consulting agreements have been entered into with Messrs. Hewson, Weissman, Kravis, Schwarz and four other current executive officers not individually named in the Summary Compensation Table on page I-11. The agreements generally provide for annual compensation of not less than the officer's salary at the time the employment agreement was made, plus participation in all bonus, stock option and other benefit plans generally available to executive officers of the Company. The term of employment is for two years, and is extended one day for each day of employment since the date of the agreement, so that in effect there is continuously two years remaining on the term of employment. Either party may terminate the agreement for any reason by giving a two year Notice of Termination. Otherwise, if the officer's employment should be terminated by the Company, other than for cause, or if the officer should terminate for good reason, or in the event of his disability, the officer will be entitled to be paid an amount equal to twice the highest compensation he had received during any one of the three calendar years preceding the termination, payable in 24 equal monthly installments. If not sooner terminated, the employment agreement will end when the officer reaches age 65 at which time the officer may choose to become a consultant to the Company for a period of four years at one-half of his annual compensation. The agreement terminates in the event of death. The agreement also contains provisions restricting the disclosure of proprietary materials and confidential information and restricts the officer from being employed by or consulting with any competing firm during the employment term and for up to two years thereafter. In April 1991, at the time he became president of the Company, Mr. Hewson's agreement was amended to provide that if his employment is not terminated voluntarily without good reason or by the Company for cause within six months after a change in control of the Company, the term of employment will become three years rather than two years. Effective September 1, 1994, Mr. Weissman's contract terminated by mutual agreement and Mr. Weissman took early retirement.

  Reference is made to Item 3(b)(i) with respect to amendments to the employment agreements discussed above.

PROFIT SHARING PLUSAVINGS PLAN

  The Company has a qualified Profit Sharing Plan in which all salaried employees and certain hourly paid employees of the Company and its subsidiaries are eligible to participate following completion of six consecutive months of employment. The Profit Sharing Plan provides for annual contributions by the Company in an amount determined by the Board of Directors. The Plan consists of a "Basic Contribution," "Excess Contribution" and "Matching Contributions." The Basic Contribution is allocated based on the ratio of each participant's earnings to the earnings of all participants for the year. Allocations under the Excess Contribution are based upon participants' earnings in excess of 85% of the Social Security Taxable Wage Base. The portion vested under the Basic Contribution described above will be immediately fully vested in the participant's account. The portion described under the Excess Contribution vests 10% each year for the first four years and 20% per year thereafter, until fully vested after seven years. Upon retirement, death or disability, a participant or his beneficiary is entitled to the entire amount of his account. A participant whose employment terminates for any reason other than retirement, death or disability is entitled to only the vested portion of his account. The plan also permits employees to have contributions made as 401(k) salary deferrals on their behalf and to make after-tax voluntary contributions.

  There was no Company contribution to the Profit Sharing PluSavings Plan for the year ended August 31, 1994 (except for the Matching Contributions described below).

  The Plan provides that the Company may match employee contributions made as 401(k) salary deferrals. The Company is contributing $.25 for each $1.00 of pre-tax employee contributions, on contributions up to 4% of eligible wages. For the year ended August 31, 1994, the Company paid $494,347 in matching contributions.

PENSION PLANS

  The Company and its subsidiary maintain noncontributory pension plans covering substantially all employees. Employees are eligible to participate following the conclusion of twelve consecutive months of employment and the attainment of age 21. The Pension Plan provides for annual retirement benefits at age 65 equal to one percent of an employee's career-average annual compensation (as reported to the Internal Revenue Service) multiplied by the number of years of credited service up to a maximum of 40 years; however, an employee's annual compensation for each year of service prior to September 1989, is deemed to be the compensation earned by such employee during the twelve month period ending on August 31, 1989. Employees' pension rights fully vest after five years of service. These benefits are in addition to normal Social Security retirement benefits. Alternative benefit options of early retirement, joint and survivor annuity, and disability are also available. All such options are of actuarially equivalent value to the basic pension. The normal retirement age under this plan is 65. The Pension Plan contribution accrued for the fiscal year ended August 31, 1994 was $1,705,817.

  United also maintains a number of retirement benefit plans for its employees who are covered under collective bargaining agreements.

  The following table sets forth the estimated annual benefits upon retirement at age 65 under the pension plan to the five executive officers individually named in the Summary Compensation Table on page 12 (calculated on the basis of estimated years of service at retirement age and levels of compensation paid in calendar year 1994, assuming 5.5% compounded annual increases):

                                                                      ESTIMATED
                                                                        ANNUAL
                                                                      PENSION AT
       NAME OF PARTICIPANT                                            RETIREMENT
       -------------------                                            ----------
      Joel D. Spungin................................................  $150,493
      Jeffrey K. Hewson..............................................  $ 37,607
      Ronald W. Weissman.............................................  $ 65,071
      Allen B. Kravis................................................  $ 43,818
      Steven R. Schwarz..............................................  $ 85,042

  As of August 31, 1994, the credited years of service under the Pension Plan for the five individuals named were as follows: Mr. Spungin, 36 years; Mr. Hewson, 4 years; Mr. Weissman, 26 years; Mr. Kravis, 19 years and Mr. Schwarz, 17 years.

  The Company's contributions to the Pension Plan are not allocated to the accounts of the individual participants.

SUPPLEMENTAL BENEFITS PLAN

  The Board of Directors has adopted a nonqualified unfunded program ("Supplemental Benefits Plan") to provide for the payment to individuals of benefits which would otherwise be payable under the Company's Pension Plan and Profit Sharing PluSavings Plan but which may not be paid under such plans due to limits imposed by Sections 401(a)(17) and 415 of the Internal Revenue Code. In addition, the plan also provides that a participant in the plan who has reached 40 years of service and age 65, but continues as an employee (for example, under a consulting agreement) would be able to elect to receive, upon retirement, the lump sum amount to which he or she would have been entitled had retirement begun at age 65. As of September 1, 1994, Messrs. Spungin, Hewson, Weissman, Kravis, and Schwarz would be entitled to receive potential annual pension payments, pursuant to the Supplemental Benefits Plan, of approximately $93,089, $109,434, $4,303, $17,625 and $79,031 respectively, commencing at normal retirement age.